Exhibit 10.15

Certain identified information has been excluded from the exhibit because it is both (i) not material and (ii) is the type of information that the registrant treats as private or confidential.

Double asterisks denote omissions.

EXECUTION COPY

SHARE PURCHASE AGREEMENT

AMONG

HOLDERS OF ALL ISSUED AND OUTSTANDING SHARES OF ARTMS INC. LISTED IN SCHEDULE 2.1

WHICH SCHEDULE IS BEING DELIVERED BY SUCH HOLDERS CONCURRENTLY WITH THE

EXECUTION OF THIS SHARE PURCHASE AGREEMENT

AND

15818001 CANADA INC.

AND

TELIX PHARMACEUTICALS LIMITED

AND

ARTMS INC.

AND

SHAREHOLDER REPRESENTATIVE SERVICES LLC, IN ITS CAPACITY AS THE VENDORS’ DELEGATE

DATED AS OF MARCH 4, 2024

NOTE TO READER: This document is not intended to create nor will it be deemed to create a legally binding or enforceable offer or agreement of any type or nature, unless and until agreed to and executed by all parties.

TABLE OF CONTENTS

ARTICLE 1 INTERPRETATION		2
1.1	Definitions	2
1.2	Articles, Sections and Headings	2
1.3	Certain Phrases	2
1.4	Accounting Principles	3
1.5	Currency	3
1.6	Calculation of Time	3
1.7	Appointment of Vendors’ Delegate	4
1.8	Schedules	7
1.9	Delivery and Making Available	7
1.10	Third Party Beneficiaries	7
1.11	No Strict Construction	7
1.12	Statutes	7

ARTICLE 2 PURCHASE AND SALE		8
2.1	Purchase and Sale of Purchased Shares	8
2.2	Purchase Price	8
2.3	Estimated Purchase Price	9
2.4	Creditor’s Pay-Out Letters	9
2.5	Payments	9
2.6	Closing Date Balance Sheet	13
2.7	Payment of the Post-Closing Adjustment	17
2.8	Contingent Consideration	17
2.9	Allocation of Purchase Price	22
2.10	Withholding	22

ARTICLE 3 REPRESENTATIONS AND WARRANTIES		22
3.1	Representations and Warranties of the Vendors	22
3.2	Representations and Warranties of the Purchaser	23
3.3	Disclosure	23
3.4	Survival of Representations and Warranties	23

ARTICLE 4 COVENANTS		25
4.1	Product Development and Commercialization	25
4.2	Tax Filings	26
4.3	Tax Elections	28
4.4	Guarantee and Confirmation	29
4.5	Manufacture of ARTMS Products	30
4.6	Operating Structure	31
4.7	Location of the Business	31
4.8	R&W Policy	31
4.9	Director and Officer Indemnification	32
4.10	Confidentiality	33
4.11	Transaction Personal Information	34

- ii -
4.12	Investment Canada Act Notice	35
4.13	Closing Period Reorganization	35

ARTICLE 5 CLOSING ARRANGEMENTS		35
5.1	Closing	35
5.2	Conduct of Business Prior to Closing	35
5.3	Actions to Satisfy Closing Conditions	38
5.4	Transfer of the Purchased Shares	38
5.5	Consents, U.S. Benefit Plans, etc.	38
5.6	Filings and Governmental Authorizations	39
5.7	Notice of Certain Events	39
5.8	No Negotiation	40
5.9	Closing Conditions	41
5.10	Termination	46
5.11	Effect of Termination	46
5.12	Waiver of Conditions of Closing	46
5.13	Injunctive Relief	47

ARTICLE 6 INDEMNIFICATION		47
6.1	Indemnification by the Vendors	47
6.2	Indemnification by the Purchaser	48
6.3	Limitations on Indemnification	48
6.4	Calculation of Loss	52
6.5	Rights Limited	52
6.6	Direct Claims	52
6.7	Notice of Third Party Claims	53
6.8	Defence of Third Party Claims	53
6.9	Defence of Third Party Claims for Taxes	55
6.10	Assistance for Third Party Claims	56
6.11	Right of Set-Off	56
6.12	Failure to Give Timely Notice	56
6.13	Purchase Price Adjustment	56
6.14	Duty to Mitigate	56
6.15	Agency for Representatives	57
6.16	Exclusive Remedies	57

ARTICLE 7 GENERAL		57
7.1	Further Assurances	57
7.2	Non-Reliance	57
7.3	No Waiver	57
7.4	Cost and Expenses	58
7.5	Public Announcements	58
7.6	Successors, Assigns and Assignments	58
7.7	Entire Agreement	59
7.8	Amendments and Waivers	59
7.9	Third Party Beneficiaries	59

- iii -
7.10	Notices	59
7.11	Governing Law and Forum	60
7.12	Time of the Essence	61
7.13	Severability	61
7.14	Retention of Counsel and Privilege	61
7.15	Specific Performance and other Discretionary Rights	63
7.16	Counterparts	63

SCHEDULE 1.1 DEFINITIONS

- iv -

SCHEDULE 2.5.3(D) FORM OF INSIDER SHARE ESCROW AGREEMENT

SCHEDULE 2.5.3(E) FORM OF INVESTOR SHARE ESCROW AGREEMENT

SCHEDULE 2.8.1(B) ROYALTIES

SCHEDULE 3.1 REPRESENTATIONS AND WARRANTIES OF THE VENDORS

SCHEDULE 3.2 REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

SCHEDULE 5.9.1(G)(VI) ESCROW AGREEMENT

SCHEDULE 5.9.1(G)(VII) FORM OF PAYING AGENT AGREEMENT

SCHEDULE 5.9.1(G)(VIII) FORM OF RESTRICTIVE COVENANT AGREEMENT

SCHEDULE 5.9.1(G)(IX) FORM OF DIRECTOR AND OFFICER RESIGNATION AND RELEASE

SCHEDULE 5.9.1(G)(X) FORM OF VENDOR RELEASE

SCHEDULE 7.5 FORM OF ANNOUNCEMENT

THIS SHARE PURCHASE AGREEMENT is made as of March 4th, 2024.

AMONG:

HOLDERS OF ALL ISSUED AND OUTSTANDING SHARES OF ARTMS INC. LISTED IN SCHEDULE 2.1 WHICH SCHEDULE IS BEING DELIVERED BY SUCH HOLDERS CONCURRENTLY WITH THE EXECUTION OF THIS SHARE PURCHASE AGREEMENT

(collectively referred to as the “Vendors” and individually as a “Vendor”);

AND:	15818001 CANADA INC., a corporation duly constituted under the laws of Canada (the “Purchaser”);
AND:	TELIX PHARMACEUTICALS LIMITED, ACN 616 620 369, a corporation incorporated under the laws of Australia (the “Parent”);
AND:	ARTMS INC., a corporation duly constituted under the laws of Canada; (the “Corporation”),
AND:	SHAREHOLDER REPRESENTATIVE SERVICES LLC, a Colorado limited liability company solely in its capacity as the representative, agent, and attorney-in-fact of the Vendors (the “Vendors’ Delegate”),

WHEREAS the Vendors are the owners, beneficially and of record, of all the issued and outstanding shares in the capital of the Corporation;

AND WHEREAS the Corporation owns, beneficially and of record, all of the issued and outstanding shares in the capital of ARTMS US, Inc.;

AND WHEREAS the Purchaser desires to purchase from the Vendors, and the Vendors desire to sell to the Purchaser, all of the issued and outstanding shares in the capital of the Corporation, subject to the terms and conditions hereinafter set forth;

AND WHEREAS the Parent, indirectly, is the owner of all of the issued and outstanding shares in the capital of the Purchaser and will benefit from the transactions contemplated by this Agreement;

NOW THEREFORE, in consideration of the premises and mutual agreements herein contained, and for other good and valuable consideration (the receipt and sufficiency of which are acknowledged by each Party and the Parent), the Parties and the Parent agree as follows:

ARTICLE 1
INTERPRETATION

1.1	Definitions

The capitalized words and expressions used in this Agreement or in its Schedules shall have the meaning ascribed to them in Schedule 1.1, unless otherwise expressly stated herein.

1.2	Articles, Sections and Headings

The division of this Agreement into Articles, Sections and Schedules and the insertion of headings are for convenience of reference only and will not affect the construction or interpretation of this Agreement. The terms “hereof”, “hereunder”, “hereto”, “herein” and similar expressions refer to this Agreement as a whole and not to any particular Article, Section, Schedule or other portion hereof. References herein to Articles, Sections or Schedules are to Articles, Sections, and Schedules of this Agreement or of the Schedules hereto unless otherwise expressly stated herein.

1.3	Certain Phrases

In this Agreement:

(a)	words importing the singular number (including defined terms) also include the plural and vice versa and words importing any gender include all genders and, in each case, the rest of any sentence including such words is to be construed as if the necessary grammatical changes had been made;

(b)	the terms “including”, “include” and “includes” mean “including (or include or includes), without limiting the generality of the foregoing”;

(c)	the term “will” has the same meaning as the word “shall”;

(d)	the term “extent” in the phrase “to the extent of” means the degree to which a subject or other thing extends and shall not simply mean “if”; and

(e)	the word “or” shall be disjunctive and not exclusive.

1.4	Accounting Principles

Wherever in this Agreement reference is made to a calculation to be made or an action to be taken in accordance with generally accepted accounting principles, including but not limited to the calculations with respect to Net Sales in Section 2.8.3, such reference will be deemed to be made to IFRS, as applicable as at the date on which such calculation or action is made or taken or required to be made or taken in accordance with IFRS. Notwithstanding the foregoing, the Parties acknowledge that where reference is made to a calculation with respect to the Corporation pursuant to Sections 2.2, 2.3, 2.6 and 2.7, such reference will be deemed to be made in accordance with the accounting principles attached hereto as Schedule 2.3, which has been delivered by the Parties concurrently with the execution of this Agreement, and where reference is made to a calculation in Section 3.1 (to the extent relating to the Corporation), such reference will be deemed to be made to US GAAP.

1.5	Currency

Except as expressly provided herein, all references to currency contained herein (including “$” and “dollar”) are to lawful money of the United States of America.

1.6	Calculation of Time

1.6.1	Calculation of Time. Unless otherwise specified, time periods within or following which any payment is to be made, act or event is to be done, notice given or steps taken, shall be calculated by excluding the day on which the period commences and including the day on which the period ends. Where the last day of any such time period is not a Business Day, such time period shall be extended to the next Business Day following the day on which it would otherwise end.

1.6.2	Business Days. Whenever any action to be taken or payment to be made pursuant to this Agreement would otherwise be required to be made on a day that is not a Business Day, such action shall be taken, or such payment shall be made, on the first Business Day following such day.

1.6.3	Time of Day. All references to times of the day are to the times of the day in Vancouver, British Columbia.

1.7	Appointment of Vendors’ Delegate

1.7.1	Appointment. By executing this Agreement, pursuant to the terms hereof and of the SRS Engagement Letter, each of the Vendors hereby appoints and designates Shareholder Representative Services LLC as the Vendors’ Delegate as of the Closing for all purposes in connection with this Agreement and the agreements ancillary hereto, including with full power and authority and power of substitution, to, in its sole and absolute discretion: (i) amend or waive any provision of this Agreement, (ii) do all things and take all other action under or related to this Agreement or any Closing Document which the Vendors’ Delegate may consider necessary or useful to consummate the transactions contemplated by this Agreement; (iii) take all such action as may be necessary, appropriate, permitted or advisable to be taken by or on behalf of the Vendors under the terms of this Agreement in order to consent to, pay, contest, arbitrate, litigate or settle any Claim or alleged Claim related to this Agreement or any Closing Document, and resolve any dispute with the Purchaser over any aspect of this Agreement or any Closing Document; (iv) execute and take any action under the Escrow Agreement and the Paying Agent Agreement; (v) receive and deliver notices for and on behalf of the Vendors or any one of them; and (vi) on behalf of each and every one of the Vendors, enter into any agreement to effect any of the foregoing items (i) to (v), inclusively. The execution and delivery of this Agreement by the Vendors shall constitute approval of the appointment of the Vendors’ Delegate as of the Closing, and all actions or inactions of the Vendors’ Delegate in connection with this Agreement or any Closing Document and any action or inaction taken by the Vendors’ Delegate pursuant to this Section 1.7 within the mandate described herein shall have the effect of binding each of the Vendors, as if each such Vendor had personally entered into such agreements, taken such actions or refrained from taking such actions as are described hereinabove. All authority conferred by, and the appointments and designations set forth in, this Section 1.7 shall be irrevocable and shall not be subject to termination by any Vendor or by operation of Law, whether by merger, death or incapacity or liquidation or dissolution of any Vendor or the occurrence of any other event or events. Notwithstanding the foregoing, all actions taken or decisions made by the Vendors’ Delegate on behalf of the Vendors shall be taken or made in a manner that is rateable and equitable among all the Vendors. No bond shall be required of the Vendors’ Delegate, and the Vendors’ Delegate shall receive no compensation for its services other than pursuant to the terms of that certain engagement letter to be entered into by and among Shareholder Representative Services LLC and certain of the Vendors.

1.7.2	Notices. Following the Closing, notices or communications to or from the Vendors’ Delegate shall constitute notice to or from each of the Vendors in connection with this Agreement and any ancillary instruments, agreements, or documents to which the Vendors’ Delegate is a party.

1.7.3	Decisions. A decision, act, consent or instruction of the Vendors’ Delegate shall constitute a decision of all Vendors and shall be final, binding and conclusive upon each Vendor. The Purchaser shall be entitled to conclusively rely, without any independent verification or inquiry, on any action taken by the Vendors’ Delegate, and each of the Vendors hereby confirms that it, he or she shall have no claim or cause of action against the Purchaser by reason of any breach by the Vendors’ Delegate of its obligations hereunder or with respect to any action of the Purchaser which results from its reliance on the actions or statements of the Vendors’ Delegate.

1.7.4	Consideration. EACH VENDOR ACKNOWLEDGES AND AGREES THAT, BY APPOINTING THE VENDORS’ DELEGATE AND GRANTING SUCH REPRESENTATIVE AND AGENT THE APPLICABLE AUTHORITY CONTEMPLATED BY THIS SECTION 1.7, EACH SUCH VENDOR IS WAIVING THE RIGHT TO INDEPENDENTLY MAKE DECISIONS ABOUT THE AMOUNT OF CONSIDERATION SUCH VENDOR WILL RECEIVE UNDER CERTAIN CIRCUMSTANCES.

1.7.5	Responsibility and Indemnity. The Vendors’ Delegate is serving in this capacity solely for the purposes of administrative convenience. The Vendors’ Delegate shall incur no responsibility or liability whatsoever in connection with its services pursuant to this Agreement and any related agreements except to the extent resulting from its gross negligence or willful misconduct. The Vendors’ Delegate shall not be liable for any action or omission pursuant to the advice of counsel. The Vendors shall, severally and not jointly, in accordance with each Vendor’s Designated Percentage, up to a maximum of each Vendor’s Designated Percentage of the Purchase Price actually received, indemnify the Vendors’ Delegate against any reasonable, documented, and out-of-pocket losses, liabilities and expenses (“Representative Losses”) arising out of or in connection with this Agreement and any related agreements, in each case as such Representative Loss is suffered or incurred; provided, that in the event that any such Representative Loss is finally adjudicated to have been caused by the gross negligence or willful misconduct of the Vendors’ Delegate, the Vendors’ Delegate will reimburse the Vendors the amount of such indemnified Representative Loss to the extent attributable to such gross negligence or willful misconduct. Representative Losses may be recovered by the Vendors’ Delegate from (i) the funds in the Expense Fund and (ii) any other funds that become payable to the Vendors under this Agreement at such time as such amounts would otherwise be distributable to the Vendors; provided, that while the Vendors’ Delegate may be paid from the aforementioned sources of funds, this does not relieve the Vendors from their obligation to promptly pay such Representative Losses as they are suffered or incurred. In no event will the Vendors’ Delegate be required to advance its own funds on behalf of the Vendors or otherwise. Notwithstanding anything in this Agreement to the contrary, any restrictions or limitations on liability or indemnification obligations of, or provisions limiting the recourse against non-parties otherwise applicable to, the Vendors set forth elsewhere in this Agreement (including, for the avoidance of doubt, Section 6.3 and Section 6.4) are not intended to be applicable to the indemnities provided to the Vendors’ Delegate hereunder. The foregoing indemnities will survive the Closing, the resignation or removal of the Vendors’ Delegate or the termination of this Agreement.

1.7.6	Upon the Closing, the Vendors hereby direct the Purchaser to wire $[**] (the “Expense Fund”) to the Vendors’ Delegate, from the Initial Cash Consideration payable under Section 2.5.1(a) to the Paying Agent, which will be used for any expenses incurred by the Vendors’ Delegate. The Vendors will not receive any interest or earnings on the Expense Fund and irrevocably transfer and assign to the Vendors’ Delegate any ownership right that they may otherwise have had in any such interest or earnings. The Vendors’ Delegate will hold these funds separate from its corporate funds and will not voluntarily make these funds available to its creditors in the event of bankruptcy or other acts of insolvency. As soon as practicable following the completion of the Vendors’ Delegate’s responsibilities, the Vendors’ Delegate will deliver any remaining balance of the Expense Fund to the Paying Agent for further distribution to the Vendors. For tax purposes, the Expense Fund will be treated as having been received and voluntarily set aside by the Vendors at the time of Closing.

1.7.7	Acknowledgements. The Purchaser agrees that it will not look to the assets of the Vendors’ Delegate for satisfaction of any obligations of the Vendors hereunder. Each of the Vendors agrees and confirms that the Vendors’ Delegate is not a fiduciary of any Vendor and has no fiduciary obligation to any Vendor.

1.7.8	Resignation. The Vendors’ Delegate, or any subsequent Person serving in such capacity, may resign from such role upon at least ten (10) Business Days’ prior written notice to the Purchaser and the Requisite Vendors. The Vendors will appoint a replacement within ten (10) Business Days after the Requisite Vendors’ receipt of such resignation, failing which appointment, the Purchaser may treat any one of the Vendors as the Vendors’ Delegate, and any reference to the Vendors’ Delegate herein will be to such Vendor until a replacement is appointed.

1.8	Schedules

The following Schedules attached hereto are incorporated by reference and deemed to be part hereof:

Schedules

1.1	Definitions
2.5.3(D)	Form of Insider Share Escrow Agreement
2.5.3(E)	Form of Investor Share Escrow Agreement
2.8.1(A)	Earn-Out Payments
2.8.1(B)	Royalties
3.1	Representations and Warranties of the Vendors
3.2	Representations and Warranties of the Purchaser
5.9.1(G)(VI)	Escrow Agreement
5.9.1(G)(VII)	Paying Agent Agreement
5.9.1(G)(VIII)	Form of Restrictive Covenant Agreement
5.9.1(G)(IX)	Form of Director and Officer Resignation and Release
5.9.1(G)(X)	Form of Vendor Release
7.5	Form of Announcement

1.9	Delivery and Making Available

Any reference to a document or matter being “delivered” or “made available” to the Purchaser and similar expressions shall mean the posting of such document or matter on the virtual data room established by the Vendors to which the Purchaser has had access, provided that access to such documents or matters via the virtual data room shall have been granted to the Purchaser at least three (3) Business Days prior to the Closing Date.

1.10	Third Party Beneficiaries

Subject to provisions relating to a Party’s Representative (including as set out in Article 6), nothing in this Agreement or in any Closing Document is intended or shall be implied to, or shall confer upon any Person (other than the Parties and the Group) any legal or equitable rights or remedies of any kind or cause of action in, or on behalf of, any Person other than a Party, and no Person, other than a Party, may rely on the provisions of this Agreement in any proceeding. Without limiting the generality of the foregoing, the consent of the Corporation, or a Party’s Representative is not required for any amendment or waiver or other modification to this Agreement or any Closing Document, including any rights of indemnification to which such Person may be entitled.

1.11	No Strict Construction

The language used in this Agreement is the language chosen by the Parties to express their mutual intent, and no rule of contra proferentem or strict construction shall be applied against any Party, nor should the presumption or burden of proof arise in favour of any Party by virtue of the authorship of any provision of this Agreement or any of the Closing Documents.

1.12	Statutes

Unless specified otherwise, reference in this Agreement to a statute or statutory provision refers to that statute or statutory provision as it may be amended, or to any restated or successor statute or statutory provision of comparable effect. A reference to a statute includes any statutory instruments, rules and regulations made under such statute.

ARTICLE 2
PURCHASE AND SALE

2.1	Purchase and Sale of Purchased Shares

Upon and subject to the terms and conditions hereof, each Vendor hereby sells to the Purchaser, and the Purchaser hereby purchases from each Vendor, the shares of the Corporation set forth in Schedule 2.1, which schedule is being delivered by the Vendors concurrently with the execution of this Agreement (the “Purchased Shares”), owned by each such Vendor. For greater certainty, “Purchased Shares” shall mean all of the issued and outstanding shares in the capital of the Corporation as of the Closing Date and for purposes of Closing.

2.2	Purchase Price

Subject to the adjustments provided in Section 2.7 [Post-Closing Adjustment], the aggregate purchase price payable by the Purchaser (or the Parent, on behalf of the Purchaser) to the Vendors for the Purchased Shares is equal to:

(a)	Fifty-Seven Million, Five Hundred Thousand Dollars ($57,500,000);

(b)	less the amount of the Indebtedness;

(c)	less the Transaction Expenses;

(d)	plus the Closing Date Cash;

(e)	plus the amount (if any) by which the Closing Working Capital is greater than the Target Working Capital;

(f)	less the amount (if any) by which the Target Working Capital is greater than the Closing Working Capital; and

(g)	plus the amount (if any) of the Contingent Consideration.

(as so adjusted, the “Purchase Price”), it being understood that the adjustments referred to in paragraphs (b) to (f) of this Section 2.2 shall be calculated at the end of the day immediately preceding the Closing Date. Schedule 2.3, which has been delivered by the Parties concurrently with the execution of this Agreement, contains a sample calculation of the Purchase Price based upon the Year End Financial Statements for the year ended December 31, 2023.

2.3	Estimated Purchase Price

The Parties acknowledge that it is not possible to determine the definitive Purchase Price until the Closing Date Balance Sheet is available. Accordingly, not less than five (5) Business Days prior to Closing, the Corporation shall deliver to the Purchaser a statement substantially in the form set out at Schedule 2.3, which has been delivered by the Vendors concurrently with the execution of this Agreement (the “Estimated Purchase Price Statement”), that comprises:

(a)	an estimated consolidated balance sheet of the Corporation as at the end of the day immediately preceding the Closing Date (the “Estimated Closing Date Balance Sheet”);

(b)	based on and derived from the Estimated Closing Date Balance Sheet, an estimate of Closing Date Cash (the “Estimated Closing Date Cash”);

(c)	an estimate of the Indebtedness of the Group as at the end of the day immediately preceding the Closing Date (the “Estimated Closing Indebtedness”);

(d)	an estimate of the Transaction Expenses of the Group as at the end of the day immediately preceding the Closing Date (the “Estimated Closing Transaction Expenses”);

(e)	an estimate of the Working Capital of the Group as at the end of the day immediately preceding the Closing Date (the “Estimated Closing Working Capital”); and

(f)	an estimate of the Purchase Price (excluding the Contingent Consideration) based on paragraphs (a) to (d) above (the “Estimated Purchase Price”).

2.4	Creditor’s Pay-Out Letters

At least three (3) Business Days prior to the Closing Date, the Corporation shall deliver to the Purchaser the pay-out letters (the “Pay-Out Letters”) addressed to the Corporation from the Paid- Out Creditors, in form and substance reasonably satisfactory to the Purchaser.

2.5	Payments

2.5.1	Estimated Purchase Price. The Estimated Purchase Price shall be paid or caused to be paid, as the case may be, by the Purchaser (or the Parent, on behalf of the Purchaser), and satisfied on the Closing Date as follows:

(a)	Initial Cash Consideration. Subject to Section 1.7.6, the Purchaser shall pay to the Paying Agent, by wire transfer of immediately available funds to the account specified by the Paying Agent to the Purchaser, an amount equal to the Estimated Purchase Price minus the Consideration Share Amount, minus the Adjustment Holdback and the Indemnity Holdback (the “Initial Cash Consideration”), such amount to be paid by the Paying Agent amongst the Vendors in accordance with their respective Designated Percentages;

(b)	Adjustment Holdback. The Purchaser shall pay to the Escrow Agent, by wire transfer of immediately available funds to the account specified by the Escrow Agent to the Purchaser, an amount equal to $[**] (the “Adjustment Holdback”). The Adjustment Holdback shall be held, invested and disbursed as specified in this Agreement and the Escrow Agreement;

(c)	Indemnity Holdback. The Purchaser shall pay to the Escrow Agent, by wire transfer of immediately available funds to the account(s) specified by the Escrow Agent to the Purchaser, an amount equal to $[**] ($[**] of which constitutes one half of the retention under the R&W Policy) (the “Indemnity Holdback”). The Indemnity Holdback shall be held, invested and disbursed as specified in this Agreement and the Escrow Agreement; provided that any funds remaining with respect to the Indemnity Holdback on the day that is [**] after the Closing Date, which are not subject to a Claim made pursuant to this Agreement prior to such date, shall be disbursed by the Paying Agent to the Vendors within two (2) Business Days of such date; and

(d)	Consideration Shares. Subject to Section 2.5.3, the Parent shall issue, as fully paid, in the name of each Vendor, the number of Consideration Shares equal to each Vendor’s Designated Percentage (as set forth next to such Vendor’s name in Schedule 2.1, which Schedule is being delivered by the Vendors concurrently with the execution of this Agreement) of the Consideration Share Amount divided by US$7.4895, representing the value of each Consideration Share calculated at the volume weighted average price at which the Telix Shares are traded on the ASX (excluding special crossings and overnight sales) for the ten (10) trading day period immediately ending on Friday March 1, 2024, as converted from AUD to USD at the exchange rate published online by the Reserve Bank of Australia as of the Business Day prior to the date hereof.

2.5.2	Indebtedness and Transaction Expenses. At Closing, the Purchaser shall also make the following payments:

(a)	The Purchaser will advance, or cause to be advanced, to each member of the Group, an amount equal to the Estimated Closing Indebtedness payable by such member of the Group to each Paid-Out Creditor thereof (which amount shall be the amount set forth in the applicable Pay-Out Letter) and such advanced amount will be paid to each Paid-Out Creditor in immediately available funds, as directed by each Paid-Out Creditor in the applicable Pay-Out Letter; and

(b)	The Purchaser will advance, or cause to be advanced, to each member of the Group, an amount equal to the Estimated Closing Transaction Expenses payable by such member of the Group. The Corporation shall pay, or cause to be paid, to the relevant Persons the Estimated Closing Transaction Expenses.

2.5.3	Consideration Shares.

(a)	Following execution of this Agreement, if required by the ASX Listing Rules, the Parent shall lodge an Appendix 3B with the ASX to announce the proposed issue of the Consideration Shares.

(b)	On or immediately following the Closing Date, the Parent shall do all such acts, matters and things that are necessary to procure the official quotation of the Consideration Shares on the ASX, including: (i) applying for official quotation of the Consideration Shares on the ASX by lodging an Appendix 2A, (ii) lodging with the ASX a cleansing notice in accordance with section 708A(5)(e) of the Corporations Act in respect of the Consideration Shares, (iii) causing its share registry to enter the Consideration Shares in the share register of the Parent; and (iv) requesting its share registry to issue to each Vendor a holding statement in respect of the relevant Consideration Shares.

(c)	If the number of Consideration Shares to be issued to a Vendor is not a whole number, then: (i) any fractional entitlement to Consideration Shares which is 0.5 or greater will be rounded up to the nearest whole number of Consideration Shares and (ii) any fractional entitlement to Consideration Shares which is less than 0.5 will be rounded down to the nearest whole number of Consideration Shares. Any difference in the Purchase Price resulting from such rounding will be reflected in accordance with the post-Closing adjustments pursuant to Section 2.7.

(d)	That portion of the Purchase Price payable in Consideration Shares which are issued to Insiders will be escrowed (i.e., prohibited from trading), held on the Issuer Sponsored Subregister and subject to a Holding Lock for a period of twelve (12) months after Closing (“Insider Share Escrow”) pursuant to the terms of this Agreement and an escrow restriction deed entered into between each Insider and the Parent (the “Insider Share Escrow Agreements”), substantially in the form attached as Schedule 2.5.3(D), hereto.

(e)	That portion of the Purchase Price payable in Consideration Shares which are issued to Investors will be escrowed (i.e., prohibited from trading), held on the Issuer Sponsored Subregister and subject to a Holding Lock for a period of three (3) months from Closing (“Investor Share Escrow”) pursuant to the terms of this Agreement and an escrow restriction deed entered into between each Investor and the Parent (the “Investor Share Escrow Agreements”), substantially in the form attached as Schedule 2.5.3(E), hereto.

(f)	During the period of the Insider Share Escrow or Investor Share Escrow, as applicable, and subject to the terms of the Insider Share Escrow Agreements or Investor Share Escrow Agreements, as applicable, the applicable Vendor shall not do any of the following:

(i)	dispose of, or agree or offer to dispose of, any of the Consideration Shares;

(ii)	create or agree or offer to create, any Encumbrance over the Consideration Shares; or

(iii)	do, or omit to do, any act if the act or omission would have the effect of transferring effective ownership or control of the Consideration Shares.

(g)	The obligations set out in Sections 2.5.3(d), 2.5.3(e) and 2.5.3(f) do not apply if the disposal arises as a result of or pursuant to:

(i)	the acceptance of a bona fide takeover bid made under chapter 6 of the Corporations Act in respect of the Consideration Shares;

(ii)	the transfer or cancellation of the Consideration Shares held in escrow pursuant to the Insider Share Escrow and Investor Share Escrow as part of a scheme of arrangement under Part 5.1 of the Corporations Act;

(iii)	participation in an equal access share buy-back, equal capital return or equal capital reduction, in each case, made in accordance with the Corporations Act; or

(iv)	if the disposal is required by applicable Law. all of which shall be as set forth in the Insider Share Escrow Agreements or Investor Share Escrow Agreements, as applicable.

(h)	The Parent shall, not less than five (5) Business Days (as defined in the ASX Listing Rules) before the end of the period of the Insider Share Escrow or Investor Share Escrow, as applicable, notify the ASX of the release from escrow of the applicable Consideration Shares in accordance with the ASX Listing Rule 3.10A.

(i)	Each Vendor shall execute all agreements as may be reasonably requested by the ASX or the Purchaser solely to give effect to this Section 2.5.3.

(j)	Execution of this Agreement by each of the Vendors constitutes:

(i)	an application by such Vendor to subscribe for the Consideration Shares, and confirmation that it will not be necessary for the Vendor to provide a separate application form to the Parent for the Consideration Shares; and

(ii)	such Vendor’s agreement to become a member of the Parent for the purposes of section 231(b) of the Corporations Act and to be bound by the constitution of the Parent upon the issue of the Consideration Shares.

(k)	Upon the expiry of the respective Insider Share Escrow and Investor Share Escrow, the Parent shall direct its share registry to release the Holding Lock on the Consideration Shares and the Parent agrees to take any and all such other steps or actions as may be required to ensure such Consideration Shares are released from the Holding Lock so they may be freely tradeable by the respective Vendor or its appointed broker.

(l)	For the avoidance of doubt, nothing in this Agreement is intended to prevent the disposal of the Consideration Shares by the applicable Vendor following the release of such Vendor’s Consideration Shares from escrow upon expiry of the Insider Share Escrow or Investor Share Escrow, as applicable.

2.5.4	Notwithstanding any other provision of this Agreement, the Parties will act in good faith to structure any arrangements for the Employee Vendors who have exercised Options to address their ability to fund their share of the Adjustment Holdback and the Indemnity Holdback; provided such structure does not change the overall financial condition of the Corporation, require the Corporation or the Purchaser to incur any additional liabilities or require any adjustment to the Purchase Price payable hereunder.

2.6	Closing Date Balance Sheet

2.6.1	Closing Calculation. No later than [**] after the Closing Date, the Purchaser shall prepare and deliver to the Vendors’ Delegate (a) the Closing Date Balance Sheet prepared in accordance with the accounting principles provided for in Schedule 2.3, which has been delivered by the Parties concurrently with the execution of this Agreement, (b) the calculation of, Closing Date Cash, Closing Indebtedness, Closing Transaction Expenses and the Closing Working Capital based on such Closing Date Balance Sheet; and (c) the calculation of the Purchase Price (excluding the Contingent Consideration) (collectively, the “Closing Calculation”). Schedule 2.6.1, which has been delivered by the Parties concurrently with the execution of this Agreement, contains a sample calculation of the Closing Calculation. The Vendors’ Delegate shall be permitted reasonable access to the relevant books and records of the Purchaser and any personnel or representative responsible for preparing the Closing Calculation in respect of the Closing Date Balance Sheet during normal business hours.

2.6.2	Objection. The Vendors’ Delegate may object to the Closing Calculation by written notice from the Vendors’ Delegate to the Purchaser within [**] following receipt thereof, which notice shall specify in reasonable detail those items or amounts as to which the Vendors’ Delegate objects and the adjustments to the Closing Calculation suggested by the Vendors’ Delegate (the “Objection Notice”), and the Parties shall be deemed to have agreed upon all other items and amounts contained in such Closing Calculation which are not impacted by items or amounts objected to in the Objection Notice. If no Objection Notice is made within the period and in the manner specified in the preceding sentence, or if the Vendors’ Delegate confirms in writing that it accepts the Closing Calculation prior to the end of such [**] period, then the Closing Calculation shall be conclusive, final and binding on all the Parties without possibility of amendment or appeal, absent manifest error, and shall constitute the final Closing Calculation.

2.6.3	Resolution. If an Objection Notice is delivered in the manner and within the [**] period specified in the preceding paragraph, the Parties shall in good faith attempt to resolve any matters in dispute with respect to the Closing Calculation as promptly as practicable. If the Purchaser and the Vendors’ Delegate are unable to resolve all such items in dispute within [**] after the receipt of the Objection Notice giving rise to such dispute, then those items or calculations in dispute shall be submitted for resolution within [**] following such [**] period to a jointly appointed independent and impartial nationally recognized firm of chartered accountants (which shall be independent of, the Group, the Purchaser and the Parent), acting out of its main office in Vancouver, British Columbia, as the Purchaser and the Vendors’ Delegate may agree in writing or, failing agreement, within a further period of [**], such firm will be Klynveld Peat Marwick Goerdeler (KPMG) LLP, or if such firm is unable to act, whichever of Ernst & Young Global Limited and PricewaterhouseCoopers International Limited is independent of the Group, the Purchaser and the Parent as of the date of the Objection Notice (each the “Independent Firm”). The Independent Firm, acting as an expert and not as an arbitrator, will limit its review only to the specific items or calculations in dispute as set forth in the Objection Notice (except to the extent that the accounting principles provided for in Schedule 2.3, which has been delivered by the Parties concurrently with the execution of this Agreement, requires adjustments to other items as a result thereof).

2.6.4	Scope. The scope of the disputes to be resolved by the Independent Firm shall be limited to whether the calculation in the Closing Calculation was done in accordance with the terms hereof, the accounting methods, standards, policies, practices, classifications, estimation methodologies, assumptions or procedures used to prepare the Closing Calculation and required by the terms of this Agreement, and whether there were mathematical errors in the calculation of the Closing Calculation. The Independent Firm shall not make any other determination.

2.6.5	Determination. The Independent Firm shall make its determination based solely on written submissions, presentations and supporting material provided by the Purchaser and the Vendors’ Delegate and not pursuant to independent review. In resolving any such disagreements, the Independent Firm may not assign a value to such item greater than the greatest value for such item claimed in the Closing Calculation or the Objection Notice or less than the lowest value for such item in the Closing Calculation or Objection Notice. For these purposes, the Independent Firm is deemed to be acting as experts and not arbitrators. However, if the resolution of any disputed item gives rise to a corresponding entry, such corresponding entry shall be included in the Independent Firm’s determination procedures (e.g., a misclassification of outstanding checks between accounts payable and cash will require adjustment to both accounts, even if the disputed item related only to accounts payable and not cash).

2.6.6	Delivery. The Parties shall use commercially reasonable efforts to cause the Independent Firm to submit its determination or opinion in a written statement delivered to the Purchaser and the Vendors’ Delegate as promptly as practicable, but in any event, no later than [**] of the appointment of such Independent Firm, and such determination or opinion, together with those items accepted by the Purchaser and the Vendors’ Delegate in respect of the Closing Calculation or otherwise resolved between the Purchaser and the Vendors’ Delegate, shall be conclusive, final and binding on all the Parties without possibility of amendment or appeal and shall constitute the final Closing Calculation. Each Party shall provide a written submission to the Independent Firm as soon within [**] of appointing the Independent Firm, with such written submission provided simultaneously to the other Party. The Parties shall have the opportunity to provide a written response to the other Party’s submission, such written response to be provided simultaneously to the Independent Firm and the other Party. All communications with the Independent Firm shall be in writing. There shall be no oral submissions. The Independent Firm shall have the opportunity to ask questions of each Party, the questions and responses shall be in writing and shared with the other Party.

2.6.7	Cooperation. The Parties shall cooperate fully with the Independent Firm’s review. While the Independent Firm is making its determination hereunder, the Parties shall not communicate with the Independent Firm on the subject matter of its review in connection herewith, except by joint conference call, joint meeting or letter with copy simultaneously delivered to the Purchaser or the Vendors’ Delegate, as applicable.

2.6.8	Fees and Expenses. The Parties will bear their respective fees and expenses (including those of their respective advisors) in preparing, auditing or reviewing, as the case may be, the Closing Calculation. The fees and expenses of the Independent Firm will be allocated between the Vendors and the Purchaser, as determined (and as set forth in the final determination) by the Independent Firm, based upon the relative success (in terms of percentages) of each of the Purchaser’s claim, on the one hand, and the Vendors’ claim, on the other hand. For example, if the final determination reflects a sixty-forty (60-40) compromise of the Parties’ claims, the Independent Firm would allocate expenses forty percent (40%) to the Party (i.e. either the Purchaser, on the one hand, or the Vendors, on the other hand) whose claims were determined to be sixty percent (60%) successful, and sixty percent (60%) to the Party (i.e. either the Purchaser, on the one hand, or the Vendors, on the other hand) whose claims were determined to be forty percent (40%) successful. The Vendors shall be liable for fees and expenses owed by the Vendors to the Independent Firm in accordance with their Designated Percentage. The accounting and audit procedures provided for by this Section 2.6.8 shall be the exclusive and conclusive methodology for determination of the matters covered thereby and shall be binding upon the Parties and shall not be contested by any of them other than as provided for in this Section 2.6.8.

2.7	Payment of the Post-Closing Adjustment

2.7.1	Over Payment. If the Purchase Price, as finally determined pursuant to Section 2.6, is less than the Estimated Purchase Price (such difference, represented by a positive number, being the “Over Payment”), then, within [**] following such final determination, the Purchaser and the Vendors’ Delegate, shall give joint written instructions to the Escrow Agent:

(a)	to release from the Adjustment Holdback an amount equal to the Over Payment up to the total amount in the Adjustment Holdback by wire transfer of immediately available funds to an account specified by the Purchaser; and

(b)	to release the remaining Adjustment Holdback, if any, to the Paying Agent for distribution to the Vendors in accordance with the Paying Agent Agreement and their Designated Percentage.

2.7.2	Excess. If the Over Payment exceeds the Adjustment Holdback, then the Vendors shall, in accordance with their Designated Percentage, within [**] following the final determination, make payment by wire transfer to the Purchaser in immediately available funds of such excess.

2.7.3	Under Payment. If the Purchase Price, as finally determined pursuant to Section 2.6, is greater than the Estimated Purchase Price (such difference, represented by a positive number, being the “Under Payment”), then, within [**] following such final determination:

(a)	the Purchaser shall make payment by wire transfer to the account specified by the Paying Agent in immediately available funds of an amount equal to the Under Payment, which amount shall be distributed by the Paying Agent to the Vendors in accordance with their Designated Percentage; and

(b)	the Purchaser and the Vendors’ Delegate shall give written instructions to the Escrow Agent to release the Adjustment Holdback to the Paying Agent for distribution to the Vendors in accordance with the Paying Agent Agreement and their Designated Percentage.

2.7.4	Any Over Payment payable pursuant to Section 2.7.2 or Under Payment payable pursuant to Section 2.7.3 shall be paid in US dollars and shall adjust the Purchase Price accordingly.

2.8	Contingent Consideration

2.8.1	Contingent Consideration.

(a)	The Vendors shall be entitled to be paid by the Purchaser the earn-out payments (the “Earn-Out Payments”), as additional consideration for the sale and transfer of the Purchased Shares, based on the achievement of the Earn-Out Milestones in accordance with the terms set out in Schedule 2.8.1(A). The Parties acknowledge that the Earn-Out Payments are intended to be adjustments to the Purchase Price of the Purchased Shares to reflect the underlying goodwill of the Business, the value of which cannot be accurately determined by the Parties on or before Closing Date.

(b)	In addition, the Vendors shall be entitled to be paid by the Purchaser royalties and sharing payments (the “Royalties”), as additional consideration for the sale and transfer of the Purchased Shares, in accordance with the terms set out in Schedule 2.8.1(B), and as further delineated therein.

(c)	The determination of whether any Earn-Out Payments or Royalties are payable shall be based on the terms of this Section 2.8, the applicable Schedule (2.8.1(a) or 2.8.1(b)) and the applicable terms of this Agreement.

(d)	All Earn-Out Payments and Royalties due and owing to the Vendors shall only be payable in cash, such payment to be in US dollars.

(e)	Any agreed Contingent Consideration shall be payable to the Paying Agent, by wire transfer of immediately available funds to the account specified by the Paying Agent, to the Purchaser, for distribution by the Paying Agent amongst the Vendors in accordance with their respective Designated Percentages.

(f)	The Vendors’ Delegate shall invoice the Purchaser for any Earn-Out Payments and Royalties payable once the amount of any such Earn-Out Payments and/or Royalties have been finally determined in accordance with the terms of this Section 2.8. If any portion of any Earn-Out Payments and/or Royalties remains to be determined by the Parties or is subject to dispute in accordance with the terms of this Section 2.8, the Parties acknowledge that the Vendors’ Delegate shall be entitled to issue an invoice for any portion of such Earn-Out Payments and/or Royalties that do not remain to be so determined. For the avoidance of doubt, the Vendors’ Delegate shall only invoice the Purchaser for the portion of any Earn-Out Payments or Royalties in dispute after such dispute is settled and the applicable portion of such Earn-Out Payment or Royalty is finally determined and failure to issue the invoice due to any dispute shall not prejudice the Vendors or the Vendors’ Delegate in any manner. Subject to and in accordance with this Agreement, any Earn-Out Payments and the Royalties payable by the Purchaser shall be paid within [**] of the date of the invoice delivered by the Vendors’ Delegate (each payment date, the “Earn-Out Payment Pay Date” or “Royalty Pay Date”, as applicable).

(g)	The Contingent Consideration shall be payable by the Purchaser or its Affiliates regardless of whether the Purchaser or its Affiliates undertakes any corporate or other bona fide reorganization, and references to the Corporation in this Section 2.8 shall be deemed to include any Person which owns or controls the ARTMS Technology.

2.8.2	Determination of Earn-Out Payments.

(a)	In respect of the Earn-Out Milestones set out in Sections 1, 2 and 3 of Schedule 2.8.1(A), the Purchaser shall advise the Vendors’ Delegate in writing of the satisfaction of each such Earn-Out Milestone within [**] of each such Earn-Out Milestone being satisfied. If the Purchaser or the Vendors’ Delegate dispute whether either such Earn-Out Milestone has been satisfied, such dispute shall be resolved in accordance with the dispute resolution process set out in Section 7.11.3 of this Agreement.

(b)	In respect of the Earn-Out Milestones set out in Sections 4 to 6 of Schedule 2.8.1(A), the Purchaser shall, no later than [**] after the approval of the audited consolidated financial statements of the Purchaser and the Group for each applicable fiscal year, and, in any event, by no later than [**] in each calendar year during the Earn-Out Period, deliver to the Vendors’ Delegate a written report which shall include a calculation of any Earn-Out Payments payable for such fiscal year (the date upon which such written report is delivered, the “Earn-Out Payment Report Delivery Date”). If the Vendors’ Delegate does not deliver a written notice of objection in connection with such calculation to the Purchaser within [**] after delivery of such calculation by the Purchaser to the Vendors’ Delegate, the Vendors’ Delegate shall be deemed to have accepted such calculation, such calculation shall be final and binding on the Parties hereto immediately following the expiration date for the giving of such notice of objection. Any disagreement among the Vendors’ Delegate and the Purchaser regarding the calculations under this Section 2.8.2 shall be finally determined in accordance with the provisions of Sections 2.6.3 to 2.6.8, mutatis mutandis. The Purchaser shall satisfy the amount of the Contingent Consideration payable in accordance with the terms of this Section 2.8. To the extent a portion of the Contingent Consideration is in dispute, the Purchaser shall satisfy the amount of the Contingent Consideration not in dispute, with the balance (if any) satisfied by the Purchaser after a final determination or resolution is made.

2.8.3	Determination of Royalties. The Purchaser shall, no later than [**] after the approval of the audited consolidated financial statements of the Purchaser and the Group for each applicable fiscal year, and, in any event, by no later than [**] in each calendar year during the Earn-Out Period, deliver to the Vendors’ Delegate a written Net Sales report which shall include a calculation of any Royalties payable for such fiscal year (the date upon which such written report is delivered, the “Royalty Report Delivery Date”). If the Vendors’ Delegate does not deliver a written notice of objection in connection with such calculation to the Purchaser within [**] after delivery of such calculation by the Purchaser to the Vendors’ Delegate, the Vendors’ Delegate shall be deemed to have accepted such calculation, such calculation shall be final and binding on the Parties hereto immediately following the expiration date for the giving of such notice of objection and Purchaser shall satisfy the amount of Contingent Consideration payable in accordance with the terms of this Section 2.8. Any disagreement among the Vendors’ Delegate and the Purchaser regarding the calculations under this Section 2.8.3 shall be finally determined in accordance with the provisions of Sections 2.6.3 to 2.6.8, mutatis mutandis, except that the Vendors’ Delegate may, (a) after the Royalty Report Delivery Date and before a written objection of notice is delivered by the Vendors’ Delegate, or, (b) upon delivery of a written notice of objection, before such matter is referred for resolution pursuant to Section 2.6.3, elect to require the Purchaser to cause the Records to be provided to the Vendors’ Delegate and/or to undertake an audit of the Records pursuant to Section 2.8.4 in accordance with the terms of this Section 2.8. To the extent a portion of the Contingent Consideration is in dispute, the Purchaser shall satisfy the amount of the Contingent Consideration not in dispute, with the balance (if any) satisfied by the Purchaser after a final determination or resolution is made.

2.8.4	Records and Reporting.

(a)	The Purchaser shall deliver, on an annual basis, on the Earn-Out Payment Report Delivery Date, a report no later than [**] after December 31 in any calendar year to the Vendors’ Delegate on progress made towards achieving the Earn-Out Milestones, in a form agreed to between the Parties prior to Closing, acting reasonably.

(b)	The Purchaser shall cause the Corporation to keep true and accurate financial records and accounts containing all information used by the Purchaser to determine the Contingent Consideration and any information reasonably required to determine and verify whether Earn-Out Payments and/or Royalties are payable by the Purchaser and with respect to the information set out in Section 2.8.4(c) (the “Records”). The Records shall be maintained in accordance with IFRS.

(c)	The Purchaser shall cause the Corporation to maintain the Records for the longer of: (a) [**] from the end of the Earn-Out Period; and (b) the number of years required pursuant to applicable Law.

(d)	Not limiting the generality of Section 2.8.4(a), the Records will include details of: (i) the development, manufacture, commercialization and sale of ARTMS Products; and (ii) the price at which ARTMS Products are sold and permitted allowances when calculating Net Sales.

(e)	The Vendors’ Delegate may audit the Records at the Corporation’s premises (or at the premises of the Purchaser or its Affiliates if the Records are stored other than at the Corporation’s premises) throughout the Earn-Out Period, and for any period thereafter until the final Royalty is paid in full, up to [**], or more frequently if the Vendors’ Delegate has a reasonable basis to believe that a material error has occurred. The audit may be implemented either via internal financial experts selected by the Vendors’ Delegate or via an independent certified public accountant selected by the Vendors’ Delegate and which is reasonably acceptable to the Purchaser. The Vendors’ Delegate will provide advance written notice of at least [**] for any audit, and such audit will be conducted within ordinary business hours in a way to minimize business disruption. If required by the Purchaser, any independent certified public accountant third party auditor will be required to sign a confidentiality agreement reasonably acceptable to the Purchaser in advance of the audit protecting the confidential information of the Corporation, but such confidentiality shall not prevent such auditor from sharing its findings with the Vendors’ Delegate or the use of those findings in any dispute conducted pursuant to Section 7.11.3. The Purchaser will cause the Corporation to provide all reasonable assistance, within a reasonable time frame, to support the inspection or audit, including allowing the auditor to access Records (including facilitating electronic access where requested by the Vendors’ Delegate) and take copies of Records on a confidential basis. Subject to the foregoing, any non-public information provided or made available to such auditor by the Corporation as part of any such audit shall constitute confidential information of the Purchaser.

(f)	The Parties will each bear their own costs of the annual audit unless such audit identifies a material error in excess of the materiality threshold of [**] dollars ($[**]). The Purchaser will have an opportunity to review and respond to determine if the error can be validated, and if agreed upon or determined to have occurred pursuant to Section 7.11.3, then the Purchaser will cause the Corporation to remedy the error and the Purchaser will, or will cause the Corporation to, bear and reimburse the reasonable third-party substantiated audit costs. If the Parties are unable to agree to the error, then the matter will be subject to the dispute resolution process set out in Section 7.11.3.

2.9	Allocation of Purchase Price

The Purchaser and the Vendors shall report an allocation of the Purchase Price among the Purchased Shares in a manner entirely consistent with Schedule 2.1 of the Vendors, which Schedule is being delivered by the Vendors concurrently with the execution of this Agreement, and shall not take any position inconsistent therewith in the filing of any Tax Returns, except as required by applicable Laws.

2.10	Withholding

The Purchaser shall be entitled to deduct and withhold from any amounts otherwise payable to any Person pursuant to this Agreement, such amounts as are required to be deducted and withheld with respect to the making of such payment under the provisions of any applicable Tax Laws; provided that if the Purchaser determines that an amount is required to be deducted or withheld, the Purchaser shall use commercially reasonable efforts to: (a) at least five (5) Business Days prior to the payment of such amount, provide the respective payee(s) with written notice of its intent to deduct and withhold, including in reasonable detail the basis for such deduction or withholding, and (b) cooperate in good faith with the respective payee(s) to reduce or eliminate the deduction or withholding of such amount, including by providing the applicable Person a reasonable opportunity to deliver forms or other documentation that would exempt such amounts from withholding to the extent required by applicable Laws to eliminate or reduce applicable withholding with respect to any payments hereunder to such Persons. Any amounts so deducted and withheld shall be paid or remitted over to the appropriate Governmental Authority and treated for all purposes of this Agreement as having been paid to the Person(s) in respect of which such deduction or withholding was made, provided that such deducted or withheld amounts are actually remitted to the appropriate Governmental Authority. For greater certainty, and without derogating from any rights of the Purchaser under this Section 2.10, as of the date hereof, other than with respect to the portion (if any) of the Royalties that are payments described in subparagraph 212(1)(d)(v) of the Tax Act and that are payable to persons who are, or are deemed to be, non-residents of Canada for the purposes of the Tax Act, the Purchaser and the Vendors acknowledge that neither the Purchaser nor the Vendors are aware of any requirement under applicable Laws for any amount to be deducted or withheld from any other amount payable to any of the Vendors pursuant to this Agreement.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES

3.1	Representations and Warranties of the Vendors

Each Vendor severally, and not jointly, represents and warrants to the Purchaser as set forth in Sections 3.1.1 and 3.1.2 of Schedule 3.1 hereof, only in respect of such Vendor and the Purchased Shares that such Vendor holds, and acknowledges that the Purchaser is relying upon such representations and warranties in entering into this Agreement and purchasing the Purchased Shares.

The Vendors severally, and not jointly (except to the extent Losses are to be recovered pursuant to the Indemnity Holdback, in which case, jointly and severally), represent and warrant to the Purchaser, as set forth in Sections 3.1.3 to 3.1.48 of Schedule 3.1 hereof, and acknowledge that the Purchaser is relying upon such representations and warranties in entering into this Agreement and purchasing the Purchased Shares.

3.2	Representations and Warranties of the Purchaser

The Purchaser represents and warrants to and in favour of the Vendors as set forth in Schedule 3.2 hereof, and acknowledges that the Vendors are relying upon such representations and warranties in entering into this Agreement.

3.3	Disclosure

(a)	For purposes of the representations and warranties of the Vendors contained herein, disclosure in one Section of the Vendors’ Disclosure Letter of any facts or circumstances shall be deemed to be an adequate response and disclosure of such facts or circumstances with respect to any other representations or warranties by the Vendors calling for disclosure of such information, provided that the relevance to such other representations or warranties is readily apparent on the face of such disclosure without the need to undertake any independent investigation. The inclusion of any information in any Section of the Vendors’ Disclosure Letter or other document delivered by the Corporation or the Vendors pursuant to this Agreement or in the virtual data room shall not be deemed to be an admission or evidence of the materiality of such item, nor shall it establish a standard of materiality for any purpose whatsoever. No disclosure in any Section of the Vendors’ Disclosure Letter relating to a possible breach or violation of any matter shall be construed as an admission or indication that any breach or violation exists or has actually occurred. Disclosure of any matter or item in any Section of the Vendors’ Disclosure Letter shall not constitute an acknowledgement that any such matter is material or required to be disclosed.

(b)	The Vendors’ Disclosure Letter shall not vary, change or alter the language of the representations or warranties in this Agreement and, to the extent that language in any Section thereof either does not conform to the language of such representations and warranties, or purports to vary the same, such language shall be disregarded and of no force and effect.

3.4	Survival of Representations and Warranties

3.4.1	Vendors. All representations and warranties made by the Vendors in this Agreement shall survive Closing as follows:

(a)	the representations and warranties set forth in Sections 3.1.1(a), (b), (c) and (d)(i)(A) [Capacity Vendors] and 3.1.2 [Title to Purchased Shares] (collectively, the “Vendors’ Fundamental Representations”), Sections 3.1.3 [Organization], 3.1.4 [Capitalization], 3.1.5 [Subsidiaries and Investments], 3.1.9(a), (b), (c) and (d)(i)(A) [Capacity Group], 3.1.30 [Title to Assets] and 3.1.48 [No Broker] of Schedule 3.1 (the “Group Fundamental Representations”, and together with the Vendors’ Fundamental Representations, the “Fundamental Representations”) shall survive Closing and continue for a period of [**] from the Closing Date;

(b)	the representations and warranties set forth in Section 3.1.35 [Tax Matters] of Schedule 3.1 with respect to Tax matters shall survive Closing and continue for a period ending [**] following the expiration of all limitation periods pursuant to applicable Laws, including all periods allowed for objecting to and appealing from the determination of any proceedings relating to any assessment or reassessment of any member of the Group in respect of any taxation period to which such representations and warranties or indemnities extend, taking into account any waiver or similar document extending such period; and

(c)	all of the other representations and warranties of the Vendors in this Agreement and in any Closing Document shall survive Closing and continue for a period of [**] from the Closing Date.

After such periods, the Vendors shall have no further liability hereunder with respect to such representations and warranties, except with respect to Claims made within such periods or pursuant to Section 3.4.4 in accordance with the terms of this Agreement.

3.4.2	Purchaser. All representations and warranties made by the Purchaser in this Agreement shall survive Closing as follows:

(a)	the representations and warranties set forth in Sections 3.2.1 and 3.2.2 of Schedule 3.2 (the “Purchaser Fundamental Representations”) shall survive Closing and continue for a period of [**] from the Closing Date; and

(b)	all of the other representations and warranties of the Purchaser in this Agreement and in any Closing Document shall survive Closing and continue for a period of [**] from the Closing Date.

After such periods, the Purchaser shall have no further liability hereunder with respect to such representations and warranties except with respect to Claims made within such periods or pursuant to Section 3.4.4 in accordance with the terms of this Agreement.

3.4.3	Covenants. The covenants, obligations and agreements of each Party and the Parent contained in this Agreement (and any provisions required to give effect to such covenants, obligations and agreements) shall survive Closing and continue without time limit until performed, including the obligations of the Purchaser and the Parent to pay the Contingent Consideration in accordance with the terms of this Agreement.

3.4.4	Fraud, etc. Notwithstanding anything herein contained to the contrary, in the case of any breach by a Party of any representation or warranty involving Fraud, there shall be no time limitation on the right of the other Parties to bring any Claim in respect of such breach and to be indemnified in respect thereof.

ARTICLE 4
COVENANTS

4.1	Product Development and Commercialization

4.1.1	After Closing, the Purchaser will be responsible for all product development, including regulatory activities, clinical trials, manufacturing and commercialisation of the ARTMS Products.

4.1.2	After Closing, the Purchaser will use Commercially Reasonable Efforts to further develop and commercialize the ARTMS Products in Major Markets and will not, and will not permit the Corporation or their respective Affiliates, except as required by applicable Laws, to sell the ARTMS Products as a “loss leader” for other products or services offered by the Purchaser or its Affiliates.

4.1.3	After Closing, the Purchaser agrees to take, or cause the Corporation to take, all such steps as, using Commercially Reasonable Efforts, are required in order to enable the Earn-Out Milestones to be achieved within the Earn-Out Period (or sooner if an earlier time is set out below), including:

(a)	to use Commercially Reasonable Efforts to complete all internal testing to confirm satisfaction of purity qualifications (“Validation”) of the ARTMS system with the Purchaser or its Affiliate’s [**];

(b)	to use Commercially Reasonable Efforts to complete Validation of the ARTMS system with [**];

(c)	subject to the rights of the Purchaser and its Affiliates pursuant to the third last sentence of Section 4.1.3(d), during the Earn-Out Period, to honour pre-existing third-party Contracts relating to all sales of ARTMS Products (provided that such third party Contracts are listed in Schedule 4.1.3(c) of the Vendors’ Disclosure Letter and have been disclosed in full, without redaction and identified prior to Closing) and not to take any action to materially alter, amend, modify, supplement or terminate such pre-existing third-party Contracts that would prevent the pre-existing Contract from being honoured in all material respects, unless required to do so by applicable Laws and except for termination in accordance with the terms of such third-party contracts based on a material breach of such Contracts by a third-party counterparty; and

(d)	during the Earn-Out Period, not to take, or to refrain from taking, any action, directly or indirectly, the intent or effect of which is to frustrate the ability of the Corporation or the Vendors, in any manner whatsoever, to maximize Net Sales, achieve the Earn-Out Milestone, the Earn-Out Payments or Royalties, in any respect whatsoever, including, but not limited to, obstructing development or restricting sales of ARTMS Products that are intended to Compete (as defined below) with products of the Parent and its Affiliates to existing customers of the Corporation at Closing or to other third parties interested in purchasing ARTMS Products following Closing. Notwithstanding the foregoing, the restrictions shall not prevent the Purchaser or its Affiliates from taking any action which the Purchaser or its Affiliates determine, in their discretion, to take in respect of: [**]. For purposes of this Section, “Compete” means the following specific isotopes and specific product targets: [**]. Any third party commercial terms and business case which are negotiated following Closing will require the Purchaser’s prior consent before implementation, such consent not to be unreasonably withheld, conditioned or delayed.

4.2	Tax Filings

4.2.1	The Purchaser shall prepare or cause to be prepared, consistent with past practice, except as required under applicable Law, and file or cause to be filed all Tax Returns in respect of any Tax period that ends on or before the Closing Date for any member of the Group that are required to be filed after the Closing Date (each, a “Pre-Closing Tax Return”). The Purchaser shall provide the Vendors’ Delegate with a draft of such Pre-Closing Tax Returns and any working papers relating to the preparation of such draft Pre-Closing Tax Returns not less than [**] (or, in the case of Tax Returns in respect of valued-added or sales Taxes, not less than [**]) prior to filing the Tax Returns with the appropriate Governmental Authorities. The Vendors’ Delegate shall, within [**] after the receipt of such draft Pre-Closing Tax Returns, provide the Purchaser with its comments (if any) in writing. The Purchaser, acting reasonably and in good faith, shall consider and incorporate all reasonable comments of the Vendors’ Delegate prior to finalizing and filing, or causing to be filed, such Pre-Closing Tax Returns. No election under subsection 256(9) or paragraph 111(4)(e) of the Tax Act may be made on any Pre-Closing Tax Return without the prior written consent of the Vendors’ Delegate, which consent shall not be unreasonably withheld, conditioned or delayed; provided that it shall not be unreasonable for Vendors’ Delegate to withhold consent if it expects that making any such election could either result in a reduction to the Purchase Price or an increase in the liability of any Vendor to pay an amount under the Tax Indemnity.

4.2.2	The Vendors and the Vendor’s Delegate agree that in computing taxable income for any member of the Group for a Tax period ending on or before Closing Date no deduction shall be taken for any Transaction Expenses unless (i) such amounts are described in paragraphs (c) or (d) of the definition of Transaction Expenses; or (ii) the Purchaser’s tax advisors have been provided analysis supporting the deductibility of such amounts on a “more likely than not” basis, and such analysis is provided to the Purchaser at least [**] before the filing due date for the applicable Tax Return.

4.2.3	The Purchaser shall prepare or cause to be prepared in accordance with past practice, except as otherwise required under applicable Law, all Tax Returns for any member of the Group with respect to any Straddle Period. The Purchaser shall submit a draft of all such Tax Returns to the Vendors’ Delegate for its review and comments at least [**] before the date on which such Tax Returns are required by applicable Law to be filed with the relevant Tax Authority. The Vendors’ Delegate shall have the right to review the draft of such Tax Returns provided to it by the Purchaser and make any comments that it deems appropriate in respect of the portion up to Closing of the Straddle Period. The Purchaser, acting reasonably and in good faith, shall consider and incorporate all reasonable comments of the Vendors’ Delegate prior to finalizing and filing, or causing to be filed, such Pre-Closing Tax Returns.

4.2.4	For purposes of allocating Taxes pursuant to the provisions of this Agreement, in the case of any Straddle Period, (i) property Taxes allocable to the portion of any Straddle Period up to and including the Closing Date shall be equal to the amount of such property Taxes for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of calendar days during the Straddle Period that are up to and including the Closing Date and the denominator of which is the number of calendar days in the entire Straddle Period, and (ii) Taxes (other than property Taxes) allocable to the portion of any Straddle Period up to and including the Closing Date shall be computed as if such taxable period ended on the Closing Date.

4.2.5	The Purchaser covenants that it will not (i) request, or cause or allow any member of the Group to request, any audits by any Governmental Authority of any Pre-Closing Tax Return or any Tax Return with respect to a Straddle Period of any member of the Group or (ii) cause or allow any member of the Group to amend, re-file or originate the re-calculation of any item on any such Tax Return, including by way of a voluntary disclosure procedure, or file any waivers for any taxation years or fiscal period covered thereby, unless: (i) such re-calculation or re-filing is required by Law (ii) such recalculation or re-filing does not result in a reduction to the Purchase Price and does not increase the liability of any of the Vendors under any representation, warranty, covenant or indemnity under this Agreement, or (iii) the Vendors’ Delegate consents in writing.

4.2.6	In the event that any member of the Group receives a refund or credit of Taxes in respect of a Tax period that ends on or before the Closing Date or the portion of a Straddle Period allocable to the Vendors pursuant to Section 4.2.2, to the extent such refund of Taxes was not taken into account in the Closing Date Balance Sheet and taken into account in the adjustments to the Purchase Price, the Purchaser shall pay (or cause to be paid) an amount equal to such refund or credit (net of any applicable Taxes and any reasonable out-of-pocket expenses), as an increase in the Purchase Price, to the Paying Agent (on behalf of the Vendors) promptly after receipt of the refund or credit by such member of the Group. To the extent any Tax refund or credit that is received or realized by a member of the Group is reduced or reclaimed by a Governmental Authority after an amount in respect thereof has been paid to the Vendors, the Vendors shall promptly pay to the Purchaser, as a reduction to the Purchase Price, the amount of such reduction or reclaimed amount, including any interest, penalties or other charges imposed by such Governmental Authority in respect of such amount.

4.3	Tax Elections

4.3.1	Excessive Capital Dividend Election. Each Vendor hereby concurs, and undertakes to cause, at the request of the Purchaser, any dividend recipient to concur, for the purposes of subsection 184(4) of the Tax Act, to the making of an election under Part III of the Tax Act, in the event that the “capital dividend account” (as defined in subsection 89(1) of the Tax Act) balance of any member of the Group at any time in any taxation year ending prior to Closing is subsequently determined to be less than the amount of any “capital dividend” (as defined in subsection 89(1) of the Tax Act) paid, or deemed to have been paid, by the acquired entity immediately after such time, such that a member of the Group will not have any liability under Part III of the Tax Act in respect of the payment, or deemed payment, of any such dividend. Each Vendor covenants and agrees to do all things necessary and execute any and all forms or other instruments as may be reasonably requested by the Purchaser in order to give effect to this Section 4.3.1. Notwithstanding the foregoing, the filing of the election by a member of the Group and the concurrence of the Vendors does not relieve the Vendors from its indemnification obligations to the Purchaser to the extent that any member of the Group or the Purchaser is liable to pay any Tax or otherwise suffers any Loss or damage as a result of such capital dividend election.

4.3.2	Excessive Eligible Dividend Election. Each Vendor hereby concurs, and undertakes to cause, at the request of the Purchaser, any dividend recipient controlled by such Vendor to concur, for the purposes of subsection 185.1(3) of the Tax Act, to the making of an election by any member of the Group under Part III.1 of the Tax Act, in the event that a member of the Group is assessed as having made an “excessive eligible dividend designation” (as defined in subsection 89(1) of the Tax Act) in respect of any dividend paid, or deemed to have been paid, by a member of the Group on or before Closing, such that it will not have any liability under Part III.1 of the Tax Act in respect of the payment, or deemed payment, of any such dividend. Each Vendor covenants and agrees to do all things necessary and execute any and all forms or other instruments as may be reasonably requested by the Purchaser in order to give effect to this Section 4.3.2. Notwithstanding the foregoing, the filing of the election by a member of the Group and the concurrence of the Vendors does not relieve the Vendors from its indemnification obligations to the Purchaser to the extent that any member of the Group or the Purchaser is liable to pay any Tax or otherwise suffers any loss or damage as a result of such excessive dividend election.

4.4	Guarantee and Confirmation

4.4.1	The Parent hereby guarantees the obligations of the Purchaser (i) under Sections 2.8.2, 2.8.3, 2.8.4 and Article 6 of this Agreement and (ii) to pay any Earn-Out Payment and/or Royalty payable by the Purchaser under this Agreement; and in each of (i) and (ii), agrees to duly perform or cause to be duly performed all obligations in accordance with the provisions thereof, whether or not the Purchaser fails to duly perform any such obligations or make any such payments.

4.4.2	The Parent agrees that: (i) its obligations pursuant to this guarantee are absolute, unconditional, irrevocable and continuing and shall not in any way or to any extent be discharged, impaired or otherwise affected except by due and full payment or performance thereof by the Purchaser and/or the Parent; and (ii) the Parent shall be liable pursuant to this guarantee for any payments owing and any such obligations as primary obligor and not merely as a surety.

4.4.3	The Vendors shall not be bound to exhaust recourse against the Purchaser pursuant to this Agreement before becoming entitled to payment from or performance by the Parent hereunder. If the Purchaser fails to pay any amounts owing in respect of the Royalties or the Earn-Out Payments, the Parent shall, within [**] after the Vendors’ Delegate makes a demand therefor to the Parent, duly and fully pay such Earn-Out Payment or Royalty, as applicable, finally determined in accordance with the terms of this Agreement to be payable by the Purchaser.

4.4.4	The obligations of the Parent under this guarantee will not be limited or reduced by any changes in the Purchaser’s or Parent’s name or any merger, consolidation, reorganization or amalgamation of the Purchaser or Parent with any one or more other Persons. Without releasing, discharging, limiting or otherwise affecting, in whole or in part, the liability of the Parent hereunder, (i) the Requisite Vendors, prior to the Closing and on behalf of the Vendors, or (ii) the Vendors’ Delegate, after the Closing and on behalf of the Vendors, may grant extensions of time or other indulgences, take and give up security, abstain from taking or perfecting security, accept compositions, grant releases and discharges and otherwise deal with the Purchaser as the Vendors’ Delegate may see fit.

4.4.5	The obligations of the Parent under this guarantee will not be limited or reduced as a result of the termination, invalidity or unenforceability of any right of the Vendors against the Purchaser due to any incapacity or lack or limitation of status or of the power of the Purchaser or as a result of the insolvency or bankruptcy of the Purchaser.

4.4.6	For the avoidance of doubt, nothing will require the Purchaser or the Parent to pay out the same Earn-Out Payments or Royalties twice.

4.4.7	The Parent confirms that the Purchaser has the right to cause the Parent to take those actions contemplated to be taken by the Parent in this Agreement.

4.5	Manufacture of ARTMS Products

After Closing, during the Earn-Out Period, the Parties agree that the Purchaser or the Purchaser’s Affiliate (including the Corporation or an Affiliate of the Corporation designated by the Purchaser) will have responsibility for manufacturing the ARTMS Products (either directly or under contract with third parties). Manufacturing of the ARTMS Products may occur outside of the United States and the European Union; however, such manufacturing shall be undertaken at a scale and in compliance with regulatory requirements that will enable commercialization of the ARTMS Products in the Major Markets.

4.6	Operating Structure

After Closing, during the Earn-Out Period:

4.6.1	the Purchaser will operate the Corporation as a stand-alone, largely self-governed entity (but within the governance, compliance and reporting framework of the Parent and its Affiliates and with support from the Purchaser’s enabling services functions (provided that such support does not interfere with the efficient operation of the Corporation’s activities in substantially the same manner as they were conducted prior to Closing), as required, but in all cases, subject to Sections 4.1.2 and 4.1.3(d) of this Agreement);

4.6.2	the Corporation will retain its ability to offer its products and services in a vendor agnostic manner; and

4.6.3	the Corporation shall retain its branding identity as at the Closing Date, with the addition of “A Telix Company” platform branding.

4.7	Location of the Business

During the Earn-Out Period, the existing place of business and employment of the Key Vendors located at “8575 Commerce Court, Burnaby, BC V5A 4N5” will remain in effect, subject to any existing accommodations made by the Corporation prior to Closing under individual employment contracts, and the Purchaser shall not cause the Group to cease operations from such location, so long as the lease therefor remains in full force and effect.

4.8	R&W Policy

4.8.1	At the time of execution and delivery of this Agreement, the Purchaser has provided to the Corporation a true and complete copy of the buyer-side representation and warranty insurance binder that has been incepted as of the execution and delivery of this Agreement providing for the issuance of a buyer-side representation and warranty insurance policy at or prior to Closing in the name of and for the benefit of the Purchaser, on the terms set out in Schedule 4.8.1, delivered by the Purchaser concurrently with the execution of this Agreement (the “R&W Policy”). The Purchaser is current in all premiums or other payments due under the R&W Policy and has otherwise complied in all material respects with all of its obligations under the R&W Policy. The terms of the R&W Policy do not permit subrogation against the Vendors, the Group or Representatives of the foregoing for any claims made by the Purchaser under the R&W Policy, except in the case of Fraud. Following Closing, the Purchaser shall not amend or waive, or permit the amendment or waiver of, the subrogation provisions contained in the R&W Policy benefitting the Vendors or otherwise amend, modify, restate, supplement or terminate the R&W Policy in a manner adverse to the Vendors without the prior written consent of the Vendors’ Delegate.

4.8.2	The Parties agree that the payment of the premium for the R&W Policy, any retention amount and all of the remaining costs associated with obtaining the R&W Policy, including the broker fee, the underwriting fee, the due diligence fee, carrier commissions and legal fees for counsel engaged by the underwriter (the “R&W Costs”) shall be divided equally between the Purchaser on the one hand, and the Vendors, collectively, on the other hand. To facilitate payment, the Purchaser shall be reimbursed for fifty percent (50%) of the R&W Costs at Closing as a Transaction Expense. If the Closing does not occur and this Agreement is terminated as a result of a default by the Vendors under this Agreement, the Vendors collectively shall reimburse the Purchaser for [**] percent ([**]%) of the R&W Costs within [**] of the termination of this Agreement and this obligation shall survive the termination of this Agreement. If (a) the Closing does not occur and this Agreement is terminated as a result of a default by the Purchaser under this Agreement, or (b) the Closing does not occur by May 31, 2024 and this Agreement is terminated as a result thereof, the Vendors shall not reimburse the Purchaser for any of the R&W Costs.

4.8.3	Following Closing, the Purchaser shall provide to the Vendors’ Delegate, concurrently with delivery to the requisite parties under the R&W Policy, copies of any written notices which relate to any claim or potential claim made under the R&W Policy.

4.9	Director and Officer Indemnification

4.9.1	The Vendors will cause one or more members of the Group to obtain, with effect as of the Closing Date, and at the sole expense of the Vendors, a “tail” insurance policy (the “D&O Tail Policy”) for the D&O Indemnitees (as defined below) with respect Claims arising out of or relating to events that occurred on or prior to the Closing Date. The D&O Tail Policy will be for a claim period of [**] following the Closing Date and provide for coverage and amounts as are acceptable to the Requisite Vendors. All costs and expenses of the D&O Tail Policy shall constitute a Transaction Expense if not paid prior to the Closing Date.

4.9.2	For a period of [**] following the Closing Date, the Purchaser shall cause the Group to indemnify and hold harmless all past and present officers and directors of each member of the Group (each, a “D&O Indemnitee”) to the same extent such D&O Indemnitees are currently indemnified and held harmless by such member of the Group pursuant to their respective articles of incorporation, other constating documents or other contractual arrangements indemnifying directors and officers in effect as at the date of this Agreement and disclosed to the Purchaser, for acts or omissions occurring at or prior to the Closing Date, except as otherwise required by applicable Laws. Notwithstanding any other provision herein, in no event shall any member of the Group be required to indemnify, defend or hold harmless or incur any other costs or expenses on behalf of any D&O Indemnitee with respect to any matter that is not otherwise covered by the D&O Tail Policy.

4.9.3	For a period of [**] following the Closing Date, the Purchaser will not, and will not permit any member of the Group to, amend, repeal or modify any provision in the constating documents or other contractual arrangements of such member of the Group relating to the exculpation or indemnification of any D&O Indemnitee (unless required by Law or, in the case of contractual arrangements, unless consented to by the counterparty(ies) thereto). This Section 4.9.3 is intended for the benefit of, and is enforceable by, each D&O Indemnitee and his or her heirs, executors and representatives.

4.10	Confidentiality

4.10.1	Subject to Section 7.5 of this Agreement, the Parties (other than the Vendors’ Delegate) agree to keep the terms of this Agreement and each of the other Closing Documents confidential on the same terms as are set out in the confidentiality disclosure agreement dated [**] (the “Confidentiality Agreement”) as if such agreements had been included and referenced in the Confidentiality Agreement. The Vendors’ Delegate agrees to keep the terms of this Agreement and each of the other Closing Documents confidential. Notwithstanding anything herein to the contrary, following Closing, the Vendors’ Delegate shall be permitted to disclose information as required by law or to advisors and Representatives of the Vendors’ Delegate and to the Vendors, in each case who have a need to know such information, provided that such Persons are subject to confidentiality obligations with respect thereto.

4.10.2	From and after the Closing, each Vendor shall hold in confidence, other than to the extent compelled to disclose by judicial or administrative process, or by other requirements of Law, all documents and information to the extent relating to the Group or the properties, rights, assets or business of the Group, including the Closing Documents (the “Business Information”), except to the extent that such Business Information (i) must be disclosed in connection with the obligations or enforcement of rights of such Vendor pursuant to this Agreement or any other Closing Document, (ii) can be shown to have been in the public domain through no fault of such Vendor or (iii) was later lawfully acquired by such Vendor from sources other than those related to its prior ownership of the Group.

4.11	Transaction Personal Information

(a)	Each of the Purchaser, the Parent, the Corporation and the Vendors shall comply with all applicable Privacy Laws in the course of collecting, disclosing and using Transaction Personal Information. Prior to Closing, the Purchaser shall not disclose Transaction Personal Information to any Person other than its Representatives (including its counsel), who are evaluating and advising on the transactions contemplated by this Agreement.

(b)	Prior to the Closing, the Purchaser shall not use any Transaction Personal Information for any purposes other than those related to the performance of this Agreement and the completion of the transactions contemplated hereby and pursuant to applicable Law. Each of the Parties acknowledges and confirms that the disclosure of Transaction Personal Information is necessary for the purposes of determining if the Parties shall proceed with the transactions contemplated by this Agreement, and that the disclosure of Transaction Personal Information relates solely to the carrying on of the Business or the completion of the transactions contemplated hereby.

(c)	Immediately following the Closing, the Purchaser shall cause the Group to, as required by and in accordance with applicable Privacy Laws, notify the individuals whose Personal Information has been or will be disclosed or otherwise transferred to the Purchaser in the course of the transactions contemplated hereunder that such transaction has taken place and that their Personal Information was disclosed or otherwise transferred to the Purchaser.

(d)	The Purchaser shall protect and safeguard Transaction Personal Information against unauthorized use or disclosure and shall cause its Representatives to observe the terms of this Section 4.11 and protect and safeguard Transaction Personal Information in their possession.

(e)	Following the Closing, the Purchaser shall use and disclose the Transaction Personal Information only for those purposes for which the Transaction Personal Information was initially collected or in respect of the individual to which such disclosed Personal Information relates, unless (i) the Purchaser has first notified such individual of such additional purpose, and where required by Law, obtained the consent of such individual to such additional purpose, or (ii) such use or disclosure is permitted or authorized by Law, without notice to, or consent from, such individual, and the Purchaser shall to give effect to any withdrawal of consent under applicable Privacy Laws.

(f)	If this Agreement is terminated prior to Closing, the Purchaser shall promptly deliver to the Corporation, or permanently delete, all Transaction Personal Information in its possession or in the possession of any of its Representatives, including all copies, reproductions, summaries and extracts thereof.

4.12	Investment Canada Act Notice

The Vendors shall cooperate with and provide timely assistance to the Purchaser in providing any information required by the Purchaser to complete and file the requisite notice under the Investment Canada Act (Canada).

4.13	Closing Period Reorganization

During the Closing Period, the Vendors agree to consider in good faith any request from the Purchaser to implement a pre-closing transaction (the “Pre-Closing Reorganization”) involving the Corporation which may include [**], provided that: (i) a detailed description of each step and the expected tax consequences of the Pre-Closing Reorganization are provided to the Vendors not less than ten (10) days prior to Closing; (ii) all documentation to implement the Pre-Closing Reorganization is delivered in draft to the Vendors for their review and reasonable comments not less than five (5) days prior to Closing; (iii) all expenses (including reasonable professional and advisors’ fees) incurred by the Vendors or the Corporation in connection with the Pre-Closing Reorganization are borne by the Purchaser; and (iv) the Pre-Closing Reorganization shall not result in a reduction in the Purchase Price or an increase in the liability of any Vendor under any representation, warranty, covenant or indemnity under this Agreement.

ARTICLE 5
CLOSING ARRANGEMENTS

5.1	Closing

The transactions contemplated herein shall be completed as of the Effective Time by way of electronic closing or any location agreed upon in writing by the Purchaser and the Requisite Vendors provided, however, that the Parties agree that Closing shall take effect from the Effective Time.

5.2	Conduct of Business Prior to Closing

5.2.1	Except as contemplated by this Agreement, during the Closing Period, the Vendors shall cause the Group to conduct the Business in the Ordinary Course.

5.2.2	Without limiting the generality of Section 5.2.1, but subject to the exceptions provided for therein, during the Closing Period, the Vendors shall and shall cause each member of the Group:

(a)	to preserve intact the current organization of the Group, keep available the services of the Employees and maintain good relations with, and the goodwill of, suppliers, customers, landlords, creditors and all other Persons having business relationships with either member of the Group;

(b)	to retain possession and control of its assets and the other property and assets used by it in the Business, maintain insurance coverage commensurate with existing coverage and preserve the confidentiality of any confidential or proprietary information of the Business or the Group;

(c)	to take all actions within their control to ensure that each member of the Group performs, in all material respects, their obligations falling due during the Closing Period under all Contracts, material to the Business, to which such member is a party or by which it is bound;

(d)	not to amalgamate, merge or consolidate with, or acquire any shares or all or substantially all the assets of any Person or otherwise acquire any business; and not to amend or approve any amendment to its Constating Records or capital structure, issue or sell, authorize for issuance or sale, or grant options, warrants or rights to subscribe for or purchase, any of its shares, or otherwise effect any corporate reorganization;

(e)	not to reorganize or make any change in respect of any of its shares, declare, set aside or pay any dividend or other distribution (whether in cash, shares or property or any combination thereof) in respect of its shares, or redeem or otherwise acquire any of its shares;

(f)	not to amend any Tax Returns, make any election relating to Taxes, change any election or filing positions relating to Taxes already made, adopt or change any accounting methods relating to Taxes, enter into any agreement with any Tax authority, settle or compromise any proceeding relating to Taxes, or consent to the waiver of any statute of limitations relating to any Claim or audit of Taxes;

(g)	other than in the Ordinary Course, not to (A) increase the compensation of any director, officer, Employee, Consultant, contractor or agent of either member of the Group; (B) improve any Employee Plan in any manner; (C) pay to or for the benefit of, or agree to pay to or for the benefit of, any of its directors, officers, Employees, Consultants, contractors or agents any pension or retirement allowance or other benefit not required by the existing Employee Plans or Contracts; (D) commit to anything that would constitute a new or renewed Employee Plan or (E) hire any new employee;

(h)	not to (A) create, incur or assume any new Indebtedness; or (B) make any loans, advances or capital contributions to, or investments in, any other Person in excess of [**] dollars ($[**]) per month and, in connection therewith, the Corporation shall provide notice to the Purchaser of any such new Indebtedness, loans, advances, capital contributions or investments;

(i)	not to pay, discharge or satisfy any Claims, liabilities or obligations other than in the Ordinary Course, or delay or postpone payment of Accounts Payable or other liabilities other than in the Ordinary Course;

(j)	not to (A) make any capital expenditure other than pursuant to existing non-cancellable binding commitments previously disclosed in writing to and approved by the Purchaser, or (B) enter into any contract or commitment for any single capital expenditure in excess of [**] dollars ($[**]);

(k)	except in the Ordinary Course, not to sell, transfer, mortgage or otherwise dispose of, or encumber, or agree to sell, transfer, mortgage or otherwise dispose of or encumber, any properties or assets, real, personal or mixed;

(l)	not to make any change, except in the Ordinary Course, in the manner of conducting intercompany business with any Vendor or any of its Affiliates, unless such change is for the purposes of providing funding to a member of the Group;

(m)	not to change any accounting practices or principles from those applied in the preparation of the Financial Statements;

(n)	notify the Purchaser of any new customer Contract being negotiated and not enter into any new customer Contract or amend the terms of any existing customer Contract without the consent of the Purchaser if such Contract concerns: [**].

(o)	to notify the Purchaser if any customer intends to terminate, in whole or in part, materially amend or not renew any Contract with any member of the Group or that any customer intends to materially reduce its volume of business with such member;

(p)	not to do anything that would cause any of the representations and warranties of any Vendor under this Agreement to be false or misleading;

(q)	to take any and all such further actions reasonably requested by the Purchaser so that the Business of each member of the Group shall not be impaired in any material respect at the Closing Date; or

(r)	on a [**] basis, to report to the Purchaser concerning material matters relating to the Business and the Group.

The Requisite Vendors shall request the Purchaser’s consent to proceed with any decision, act or event which contravenes the foregoing, such consent not to unreasonably be withheld. Following receipt of the Purchaser’s consent, such decision, act or event shall be deemed permissible and shall not be considered a breach of this Agreement in any respect whatsoever.

5.3	Actions to Satisfy Closing Conditions

5.3.1	Except as otherwise provided in this Agreement, each of the Parties, other than the Vendors’ Delegate, (severally and not jointly and severally) shall take all such actions as are within its control and shall use commercially reasonable efforts to cause other actions to be taken which are not within its control, so as to ensure compliance with all of the conditions set forth in Section 5.9, including ensuring that during the Closing Period and at Closing, there is no breach of any of its representations and warranties.

5.4	Transfer of the Purchased Shares

5.4.1	Each of the Vendors shall take all necessary steps and corporate proceedings to permit good title to the Purchased Shares to be duly and validly transferred and assigned to the Purchaser at Closing, free and clear of all Encumbrances.

5.5	Consents, U.S. Benefit Plans, etc.

5.5.1	The Corporation shall use commercially reasonable efforts to obtain, prior to Closing, all Third Party Consents necessary or advisable in connection with the transfer of the Purchased Shares and the completion of the other transactions contemplated by this Agreement. Such Third Party Consents shall be on such terms as are acceptable to the Purchaser, acting reasonably.

5.5.2	During the Closing Period, the Corporation and the Purchaser shall work together in good faith with a view to cancel all benefit plans made available to U.S. Employees.

5.5.3	During the Closing Period, the Corporation shall keep the Purchaser apprised of steps taken pursuant to [**].

5.6	Filings and Governmental Authorizations

5.6.1	Each of the Vendors and the Purchaser (as applicable) shall:

(a)	as soon as practicable, make, or cause to be made, all such filings and submissions under all Laws applicable to it (including the Investment Canada Act (Canada), the Competition Act and any other applicable antitrust Laws), as may be required for it to complete the transfer of the Purchased Shares and the other transactions contemplated by this Agreement; and

(b)	otherwise use commercially reasonable efforts to obtain, or cause to be obtained, all Third Party Consents necessary or advisable in order to complete the transfer of the Purchased Shares and the other transactions contemplated by this Agreement.

5.6.2	Subject to compliance at all times with applicable Law and the other provisions of the Agreement (including Section 5.2), the Vendors and the Purchaser shall coordinate and cooperate with each other in exchanging information and supplying such assistance as is reasonably requested in connection with the foregoing including providing each Party with all notices and information supplied to or filed with or received from any Governmental Authority (except for notices and information which the Vendors or the Purchaser, in each case acting reasonably, considers highly confidential and sensitive and which may be filed on a confidential basis).

5.7	Notice of Certain Events.

5.7.1	During the Closing Period, the Corporation shall promptly notify the Purchaser of:

(a)	any facts, conditions, matters or occurrences that would or would reasonably be likely to cause a breach or inaccuracy of any representations and warranties or the nonfulfillment of any covenant of the Vendors under this Agreement;

(b)	any Material Adverse Change in the Business of any member of the Group;

(c)	the occurrence of any event that may make the satisfaction of any of the conditions contained in Section 5.9.1 impossible or unlikely;

(d)	without limiting the generality of the foregoing, any communication received from any Person alleging that the consent of such Person (or another Person) is or may be required in connection with the transactions contemplated by this Agreement or that such consent will or may be withheld or be unobtainable on a timely basis or without unreasonable effort or expense; and/or

(e)	any communication received from any Governmental Authority in connection with the transactions contemplated by this Agreement;

5.7.2	Following any notice provided by a Vendor pursuant to Section 5.7.1, the Vendors may amend or supplement the Vendors’ Disclosure Letter with respect to any such facts, conditions, matters or occurrences arising, or of which it becomes aware, after the date of this Agreement (each, a “Vendors’ Disclosure Letter Update”).

5.7.3	If the Vendors’ Disclosure Letter Update discloses any facts, conditions, matters or occurrences that would cause any of the conditions in Section 5.9.1(a) to be unsatisfied without such Vendors’ Disclosure Letter Update, the Purchaser may terminate this Agreement by notice in writing to the Vendors within ten (10) Business Days after receiving the Vendors’ Disclosure Letter Update.

5.7.4	If the Purchaser does not terminate this Agreement in accordance with Section 5.7.3, then the Purchaser is deemed to have waived the non-fulfillment of any corresponding closing conditions in favour of the Purchaser. However the Purchaser reserves all of its other rights and remedies at any time and from time to time under this Agreement in connection with any inaccuracy or breach of a representation and warranty of the Vendors (including those set out in the Vendors’ Disclosure Letter) as if such Vendors’ Disclosure Letter Update had not been delivered.

5.8	No Negotiation

5.8.1	From the date hereof until the earlier of the Closing and termination of this Agreement in accordance with Section 5.10, none of the Vendors shall (and shall cause each member of the Group not to), directly or indirectly, take or permit any other Person on its behalf to take any action to encourage, solicit or initiate any inquiries or proposals from, or provide any information to, any third party (other than the Purchaser and its Representatives) relating to any sale or business combination transaction involving the Group, including any sale of shares or other equity interests, the amalgamation or consolidation of any member of the Group or the sale of all or substantially all of the Group’s assets or properties (other than assets or properties sold in the Ordinary Course). The Vendors, including their Affiliates, shall (and shall cause the member of the Group to) immediately cease and cause to be terminated all existing discussions, conversations, negotiations and or communications with any Person (other than the Purchaser and its Affiliates) with respect to any of the foregoing.

5.9	Closing Conditions

5.9.1	Closing Conditions of the Vendors. The obligation of the Purchaser to complete the transactions contemplated by this Agreement is subject to the following conditions to be fulfilled or performed at or prior to Closing, which conditions are for the exclusive benefit of the Purchaser and may be waived, in whole or in part, by the Purchaser in its sole discretion:

(a)	the Fundamental Representations shall have been true and correct in all respects as of the date of this Agreement and shall be true and correct in all respects as of the Closing Date as if such Fundamental Representations had been made on the Closing Date. All other representations and warranties of the Vendors that are qualified as to materiality shall have been true and correct in all respects as of the date of this Agreement and shall be true and correct in all respects as of the Closing Date as if such representations and warranties had been made on the Closing Date. The remaining representations and warranties of the Vendors shall have been true and correct in all material respects as of the date of this Agreement and shall be true and correct in all material respects as of the Closing Date as if such representations and warranties had been made on the Closing Date;

(b)	the Vendors shall have performed each of their obligations under this Agreement to the extent required to be performed on or before the Closing Date;

(c)	no action or proceeding shall be pending or Threatened which could reasonably be expected to enjoin, impair or prohibit the completion of the transactions contemplated by this Agreement, including without limitation, any action or proceeding or objection relating to [**];

(d)	no Material Adverse Change will have occurred during the Closing Period;

(e)	the Corporation shall have used commercially reasonable efforts to obtain a copy of an intellectual property assignment agreement, in a form previously agreed to between the Parties, executed by those parties set out in Schedule 3.1.45 as not having assigned, in writing, all of their rights in Intellectual Property developed in the course of their work for the Group;

(f)	evidence that the Key Third Party Consents have been obtained; and

(g)	the Requisite Vendors have delivered or have caused to be delivered to the Purchaser the following in form and substance satisfactory to the Purchaser, acting reasonably, unless attached as an Schedule to this Agreement:

(i)	a certificate signed by the Corporation addressed to the Purchaser dated the Closing Date confirming that the conditions described in Sections 5.9.1(a) and 5.9.1(b) have been performed, satisfied or complied with as of the Closing Date;

(ii)	the certificate or certificates representing the Purchased Shares, together with a share transfer form, duly executed by each Vendor;

(iii)	the minute books of each of the Corporation and each Subsidiary;

(iv)	a certificate of status, compliance, good standing or like certificate with respect to each member of the Group issued by appropriate Governmental Authorities of their respective jurisdictions of incorporation dated no more than three (3) Business Days prior to Closing;

(v)	a factual certificate of an officer of the Corporation dated as of the Closing Date, certifying:

(I)	the articles, charter and by-laws of the Group members; and

(II)	the resolutions of the shareholders and the board of directors of the Corporation approving the entering into and completion of the transactions contemplated hereby, all in form and substance satisfactory to the Purchaser, acting reasonably;

(vi)	the Escrow Agreement, duly executed by the Vendors’ Delegate, substantially in the form set out in Schedule 5.9.1(G)(VI);

(vii)	the Paying Agent Agreement, duly executed by the Vendors’ Delegate, substantially in the form set out in Schedule 5.9.1(G)(VII);

(viii)	a restrictive covenant agreement, duly executed by each of the Key Vendors and the Corporation, substantially in the form set out in Schedule 5.9.1(g)(viii) (the “RCAs”);

(ix)	the written resignation of each director and officer of the Corporation and each Subsidiary designated by the Purchaser and a release of all Claims against the Corporation and each Subsidiary duly executed by each such director and officer, substantially in the form attached hereto as Schedule 5.9.1(g)(ix);

(x)	a release of Claims against the Corporation and the Subsidiaries duly executed by each Vendor, substantially in the form attached hereto as Schedule 5.9.1(G)(X);

(xi)	a copy of each Insider Share Escrow Agreement executed by the applicable Insider, substantially in the form set out in Schedule 2.5.3(D), together with any agreements as may be reasonably requested by the Parent or the ASX to give effect to Section 2.5.3, executed by the applicable Insider;

(xii)	a copy of each Investor Share Escrow Agreement executed by the Investor, substantially in the form set out in Schedule 2.5.3(e) , together with any agreements as may be reasonably requested by the Parent or the ASX to give effect to Section 2.5.3, executed by the applicable Investor;

(xiii)	evidence, satisfactory to the Purchaser, acting reasonably, that the Stock Option Plans have been terminated, and that all Options and Warrants disclosed in 3.1.4(b) of the Vendors’ Disclosure Letter have been exercised or cancelled in connection with Closing;

(xiv)	evidence, in form and substance satisfactory to the Purchaser, acting reasonably, that the Shareholders Agreement and any other shareholders agreements, voting agreements or other similar agreement governing the affairs of the Corporation have been terminated, duly executed by the requisite parties;

(xv)	a disclosure schedule outlining the taxable benefit in respect of Options exercised, cancelled or paid out in respect of which, at Closing, a T4 slip and summary reporting remains outstanding;

(xvi)	evidence satisfactory to the Purchaser, acting reasonably, that consent was obtained by [**] from of each other party to the [**] prior to the Group [**];

(xvii)	evidence satisfactory to the Purchaser, acting reasonably, that consent was obtained by the Group from [**] prior to the Group [**]; and.

(xviii)	a copy of the virtual data room established by the Vendors in relation to the transactions contemplated by this Agreement.

5.9.2	Closing Conditions of the Purchaser. The obligation of the Vendors to complete the transactions contemplated by this Agreement is subject to the following conditions to be fulfilled or performed at or prior to Closing, which conditions are for the exclusive benefit of the Vendors and may be waived, in whole or in part, by the Requisite Vendors in their sole discretion:

(a)	the representations and warranties of the Purchaser contained in this Agreement that are qualified as to materiality shall have been true and correct in all respects as of the date of this Agreement and shall be true and correct in all respects as of the Closing Date as if such representations and warranties had been made on the Closing Date. The remaining representations and warranties of the Purchaser shall have been true and correct in all material respects as of the date of this Agreement and shall be true and correct in all material respects as of the Closing Date as if such representations and warranties had been made on the Closing Date;

(b)	the Purchaser and the Parent shall have performed each of its obligations under this Agreement to the extent required to be performed on or before the Closing Date;

(c)	evidence that all Warrants disclosed in 3.1.4(b) of the Vendors’ Disclosure Letter have been exercised or cancelled in connection with Closing;

(d)	the Purchaser shall deliver or cause to be delivered to the Corporation, for and on behalf of the Vendors, at or prior to Closing, the following:

(i)	a certificate signed by an officer of the Purchaser addressed to the Vendors dated the Closing Date confirming that the conditions described in Sections 5.9.1(a) and 5.9.1(b) have been performed, satisfied or complied with as of the Closing Date;

(ii)	the consideration payable to the Vendors as contemplated by Sections 2.5.1(a) and 2.5.1(d);

(iii)	a certificate of status, compliance, good standing or like certificate with respect to the Purchaser and a certificate of registration of a company in respect of the Parent issued by appropriate Governmental Authorities of their respective jurisdictions of incorporation dated no more than three (3) Business Days prior to Closing;

(iv)	a factual certificate of the secretary or other officer of the Purchaser dated as of the Closing Date, certifying:

(I)	the articles and by-laws of the Purchaser; and

(II)	the resolutions of the shareholders and the board of directors of the Purchaser approving the entering into and completion of the transactions contemplated hereby, all in form and substance satisfactory to the Requisite Vendors, acting reasonably;

(v)	the Escrow Agreement, duly executed by the Purchaser and the Escrow Agent;

(vi)	the Paying Agent Agreement, duly executed by the Purchaser and the Paying Agent;

(vii)	a copy of each Insider Share Escrow Agreement executed by the Parent;

(viii)	a copy of each Investor Share Escrow Agreement executed by the Parent;

(ix)	the RCAs, duly executed by the Purchaser;

(x)	a copy of each option loan agreement duly exercised by the lender;

(xi)	a copy of each warrant loan agreement duly exercised by the lender; and (xii) an executed copy of the bound R&W Policy, in form and substance satisfactory to the Requisite Vendors, acting reasonably.

5.10	Termination

5.10.1	This Agreement may be terminated at any time on or prior to the Closing Date:

(a)	by the Purchaser upon written notice to the Requisite Vendors if, on the Closing Date, any of the conditions specified in Section 5.9.1 have not been satisfied in full or waived by the Purchaser;

(b)	by the Purchaser in accordance with Section 5.7.3;

(c)	by the Vendors, upon written notice from the Requisite Vendors, to the Purchaser if, on the Closing Date, any of the conditions specified in Section 5.9.1(g)(xiii) have not been satisfied in full or waived by the Vendors;

(d)	by either the Purchaser or the Requisite Vendors if Closing has not occurred (other than through the failure of the Party seeking to terminate the Agreement to comply with its obligations under this Agreement), on or before May 31, 2024; or

(e)	by written agreement of the Purchaser and the Requisite Vendors.

5.11	Effect of Termination

5.11.1	If this Agreement is terminated, all obligations of the Parties pursuant to this Agreement will terminate without further liability of any Party to the other Party except for:

(a)	Section 1.7.5 relating to the Vendors’ Delegate’s exculpation and indemnification;

(b)	Section 4.8.2 relating to R&W Costs;

(c)	Section 7.4 relating to expenses;

(d)	Section 7.5 relating to public announcements;

(e)	Section 7.14 relating to, inter alia, privilege; and

(f)	this Section 5.11.

5.12	Waiver of Conditions of Closing

If any of the conditions set forth in Section 5.9.1 have not been satisfied, the Purchaser may elect in writing to waive any such condition and proceed with the completion of the transactions contemplated hereby and, if any of the conditions set forth in Section 5.9.2 have not been satisfied, the Requisite Vendors may elect in writing to waive any such condition and proceed with the completion of the transactions contemplated hereby. Any such waiver and election by the Purchaser or the Requisite Vendors, as the case may be, will only serve as a waiver of that specific Closing condition.

5.13	Injunctive Relief

Notwithstanding any other provision of this Agreement, a Party may seek injunctive relief (whether as a temporary restraining order, preliminary injunction or otherwise) or specific performance pending a decision of the arbitrator or court and Section 7.11 will not apply to any such action or proceeding.

ARTICLE 6
INDEMNIFICATION

6.1	Indemnification by the Vendors

6.1.1	Individual Liability. Subject to Sections 3.4.1 [Survival of Representations and Warranties of the Vendors], 3.4.3 [Survival of Covenants], 3.4.4 [Fraud, etc.] and the other provisions of this Article 6, each of the Vendors shall severally and not jointly indemnify, defend and save harmless the Purchaser and each of the Purchaser’s Representatives from and against any and all Loss suffered or incurred by them or any member of the Group, as a result of:

(a)	any inaccuracy, misrepresentation or breach of any of the representations and warranties provided for in Sections 3.1.1 and 3.1.2 of Schedule 3.1; or

(b)	any breach or failure by any of the Vendors to observe or perform any covenant or obligation of such Vendor contained in this Agreement.

6.1.2	Several Liability. Subject to Sections 3.4.1 [Survival of Representations and Warranties of the Vendors], 3.4.3 [Survival of Covenants], 3.4.4 [Fraud, etc.] and the other provisions of this Article 6, each of the Vendors shall severally and not jointly (except to the extent Losses are recovered pursuant to the Indemnity Holdback, in which case, jointly and severally) indemnify, defend and save harmless the Purchaser and each of the Purchaser’s Representatives from and against any and all Loss suffered or incurred by them or any member of the Group, as a result of:

(a)	any inaccuracy, misrepresentation or breach of any of the Group Fundamental Representations;

(b)	any inaccuracy, misrepresentation or breach of any representation or warranty made or given by the Vendors in Sections 3.1.3 to 3.1.48 of Schedule 3.1 in this Agreement, other than the Group Fundamental Representations;

(c)	any breach or failure by the Group to observe or perform any covenant or obligation of the Group contained in this Agreement and to be performed by the Group prior to Closing;

(d)	any Transaction Expenses not included in the Closing Calculations as finally determined pursuant to Section 2.6;

(e)	any Taxes of any member of the Group relating to periods (or portions thereof) ending on or before the Closing Date, except to the extent provided for in the Closing Date Balance Sheet and taken into account in the adjustments to the Purchase Price (the “Tax Indemnity”);

(f)	the matters set out in Schedule 6.1.2(f), which has been delivered by the Purchaser concurrently with the execution of this Agreement (the “Specific Tax Indemnity”); or

(g)	any Exclusions.

6.2	Indemnification by the Purchaser

6.2.1	Liability. Subject to Sections 3.4.2 [Survival of Representations and Warranties of Purchaser], 3.4.3 [Survival of Covenants], 3.4.4 [Fraud, etc.] and the other provisions of this Article 6, the Purchaser shall indemnify, defend and save harmless the Vendors and each of the Vendors’ Representatives from and against any and all Loss suffered or incurred by them, as result of:

(a)	any inaccuracy, misrepresentation or breach of any representation or warranty made or given by the Purchaser in Section 3.2 of this Agreement; or

(b)	any breach or failure by the Purchaser to observe or perform any covenant or obligation contained in this Agreement.

6.3	Limitations on Indemnification

6.3.1	Limitations on Indemnification of the Purchaser

(a)	The covenants of each Vendor contained in this Agreement, the Vendors’ Fundamental Representations and the corresponding indemnification obligations in Section 6.1.1 are assumed and given separately by such Vendor with respect to itself only, in each case up to each such Vendor’s Designated Percentage of such Losses and subject to the other limitations set forth in this Article 6.

(b)	The Vendors shall not have any liability to the Purchaser or the Purchaser’s Representatives for any Losses under Section 6.1.1(a), Section 6.1.2(a) or Section 6.1.2(b), and the Purchaser or the Purchaser’s Representative will not be entitled to recovery for same unless and until the aggregate amount of all Claims for all such Losses exceeds [**] dollars ($[**]) (the “Deductible”), in which event the Vendors, as applicable, shall, subject to this Section 6.3.1, be liable for the amount of all such Claims in excess of the Deductible. The limitations on indemnification set forth in this Section 6.3.1(b) shall not apply to Claims based on Fraud or in respect of the Specific Tax Indemnity.

(c)	Other than in respect of Claims for Losses for breaches of Fundamental Representations and for Claims based on Fraud, the maximum aggregate liability of the Vendors collectively under Section 6.1.2(b) or Section 6.1.2(g) shall not exceed the Indemnity Holdback. In respect of Claims for Losses for breaches of Fundamental Representations and for Claims based on Fraud, the maximum aggregate liability of the Vendors shall in no event exceed each Vendor’s Designated Percentage of the Purchase Price actually received. In respect of Claims based on the Specific Tax Indemnity, the maximum aggregate liability of the Vendors shall in no event exceed the Tax Liability Limit and upon such time as Claims based on the Specific Tax Indemnity reach the Tax Liability Limit, the Vendors shall in no event be liable for any further Losses relating to the Specific Tax Indemnity. For certainty, the foregoing shall not limit the Purchaser’s rights under the R&W Policy.

(d)	Notwithstanding any other provision of this Agreement:

(i)	no Person will be entitled to make any Claim pursuant to this Article 6 following the expiry of:

(I)	with respect to Claims made pursuant to Section 6.1.1(a), 6.1.2(a), 6.1.2(b) or 6.1.2(g), the time period set forth in Section 3.4.1,

(II)	with respect to Claims made pursuant to Section 6.1.1(b), 6.1.2(c) or 6.2.1(b), the time period set forth in Section 3.4.3,

(III)	with respect to Claims made pursuant to Section 6.1.2(e) or Section 6.1.2(f); the time period set forth in Section 3.4.1(b),

(IV)	with respect to Claims made pursuant to Section 6.1.2(d), [**] from the Closing Date, and

(V)	with respect to Claims made pursuant to Section 6.2.1(a), the time period set forth in Section 3.4.2,

provided that, the foregoing limitations will not apply to prohibit or limit Claims for any Losses suffered or incurred as a result of, in respect of or arising out of any Fraud, or in respect of Claims for Losses made prior to such time period which are finally determined or settled after such dates; and (ii) no Vendor shall be liable for any amounts in excess of its Designated Percentage of the Purchase Price.

(e)	Notwithstanding anything to the contrary herein and subject to this Section 6.3.1(e), where the Purchaser or the Purchaser’s Representatives are entitled to recovery for Losses pursuant to Sections 6.1.1 or 6.1.2, those Losses will be solely satisfied from the following sources, in the following order:

(i)	in respect of Losses pursuant to Section 6.1.2(b), the Tax Indemnity, the Specific Tax Indemnity or pursuant to any Claims made in respect of the Exclusions:

(I)	first, from the Indemnity Holdback, up to an amount of $[**] (solely to the extent that the R&W Policy provides coverage in respect of such Claim);

(II)	second, from the coverage provided under the R&W Policy, up to the R&W Policy’s coverage limit (solely to the extent that the R&W Policy provides coverage in respect of such Claim); and

(III)	third, from the Indemnity Holdback until the Indemnity Holdback has been reduced to nil or all funds therein have been released in accordance with the Escrow Agreement, provided that, in all instances, and without exception, the Vendors shall not be liable for any amount exceeding each Vendor’s respective Designated Percentage of the Purchase Price, and the recovery for any and all Losses of the Purchaser and/or the Purchaser’s Representative’s, in the aggregate, shall in no event exceed (a) the Indemnity Holdback in the case of Claims made pursuant to Section 6.1.2(b), the Tax Indemnity or pursuant to any Claims made in respect of the Exclusions, or (b) the Tax Liability Limit in the case of Claims made pursuant to the Specific Tax Indemnity.

(ii)	in respect of Claims made pursuant to Sections 6.1.1(a), 6.1.1(b), 6.1.2(a), 6.1.2(c), 6.1.2(d), or any Claims based on Fraud by any of the Vendors:

(I)	first, from the Indemnity Holdback, up to an amount up to $[**] (solely to the extent that the R&W Policy provides coverage in respect of such Claim);

(II)	second, from the coverage provided under the R&W Policy, up to the R&W Policy’s coverage limit (solely to the extent that the R&W Policy provides coverage in respect of such Claim);

(III)	third, from the Indemnity Holdback until the Indemnity Holdback has been reduced to nil, or all funds therein have been released in accordance with the Escrow Agreement; and

(IV)	fourth, as a reduction to the Earn-Out Payments and Royalties payable by the Purchaser to the Vendors pursuant to this Agreement; provided that the Vendors’ Delegate shall have the ability to object to the amount of any such reduction in accordance with procedures set forth in Sections 2.8.3 and 2.8.4 of this Agreement, provided that, in all instances, and without exception, the Vendors shall not be liable for any amount exceeding each Vendor’s respective Designated Percentage of the Purchase Price and the recovery for any and all Losses of the Purchaser and/or the Purchaser’s Representative’s, in the aggregate, shall in no event exceed the Purchase Price under any circumstance specified in Section 6.3.1(e)(ii).

6.3.2	Limitations on Indemnification of the Vendors. Except in connection with the Purchaser Fundamental Representations and in the absence of Fraud by the Purchaser (for which, in each case, there shall be no limitations or thresholds), no Claims for indemnification may be made by the Vendors against the Purchaser in respect of any Loss resulting from any matter referred to in Section 6.2.1(a) unless and until the aggregate Losses suffered or incurred by the Vendors and/or any of their Representatives, taken as a whole, collectively exceed the Deductible, in which event the amount of all such Losses, including such Deductible amount, may be recovered by the Vendors.

6.3.3	Reduction of Losses. The amount of any Losses incurred by an Indemnified Party shall be reduced by: (i) the net after-tax amount such Indemnified Party actually recovers from any insurer for such Losses (less the out-of-pocket costs of recovering such amounts and net of any increases to premiums resulting from the receipt of such payments), including any amount recovered under the R&W Policy; and (ii) any net Tax benefit actually received by an Indemnified Party as a result of the matters giving rise to the indemnity Claim, provided that such Tax benefit is received in the year that the relevant Losses are incurred or a prior year.

6.3.4	Other Limitations. Neither the Vendors nor the Purchaser or the Parent will be liable under this Agreement for any Losses which:

(a)	have been recovered by the Indemnified Party under any other provision of this Agreement;

(b)	would not have arisen but for a change in a Law made on or after Closing (whether or not expressed to have retrospective effect); or

(c)	would not have arisen but for a change after Closing in any accounting reference date or any change in accounting policy or practice.

6.4	Calculation of Loss

For purposes of this Agreement, any inaccuracy in or breach of any representation or warranty and the calculation of the resulting Loss shall be determined without regard to any materiality, Material Adverse Change or other similar qualification contained in or otherwise applicable to such representation or warranty.

6.5	Rights Limited

No Party shall be liable for any Losses resulting from or relating to any inaccuracy in or breach of any representation or warranty in this Agreement if the Person seeking indemnification for such Losses had actual knowledge of such inaccuracy or breach before Closing.

6.6	Direct Claims

Any Direct Claim shall be asserted by giving the Indemnifier reasonably prompt written notice thereof. Such notice to the Indemnifier shall describe the Direct Claim in reasonable detail and shall indicate, if reasonably practicable, the estimated amount of the Loss that has been or may be sustained by the Indemnified Party. The Indemnifier shall then have a period of thirty (30) days within which to respond in writing to such Direct Claim (the “Response Period”). If the Indemnifier does not so respond within the Response Period, the Indemnifier shall be deemed to have rejected such Claim and, in such event, the Indemnified Party shall be free to pursue such remedies as may be available to the Indemnified Party (including those provided for in the Escrow Agreement, if applicable). If the Indemnifier agrees, prior to the expiration of the Response Period, as to the validity of the Direct Claim, the Indemnifier shall promptly pay or the Parties shall direct the Escrow Agent to pay to the Indemnified Party the amount of such Direct Claim forthwith upon such amount being quantified. If the Parties fail to agree as to the validity of the Direct Claim or its amount, any Party may exercise all remedies as may be available to such Party.

6.7	Notice of Third Party Claims

If an Indemnified Party receives notice of the commencement or assertion of any Third Party Claim, the Indemnified Party shall give the Indemnifier reasonably prompt notice thereof. Such notice to the Indemnifier shall describe the Third Party Claim in reasonable detail and shall indicate, if reasonably practicable, the estimated amount of the Loss that has been or may be sustained by the Indemnified Party.

6.8	Defence of Third Party Claims

6.8.1	Defence by Indemnifier. Subject to Section 6.8.2, the Indemnifier may participate in or, other than for a Third Party Claim for Tax, assume the defence of any Third Party Claim by giving notice to that effect to the Indemnified Party not later than thirty (30) days after receiving notice of that Third Party Claim (the “Notice Period”), provided the Indemnifier concurrently (a) furnishes evidence to the Indemnified Party, and to its satisfaction, of its financial ability to indemnify the Indemnified Party and (b) irrevocably acknowledges in writing complete responsibility for, and agrees to indemnify the Indemnified Party in respect of such Third Party Claim. The Indemnifier’s right to do so shall be subject to the rights of any insurer or other party who has potential liability in respect of that Third Party Claim. The Indemnifier agrees to pay all of its own expenses of participating in or assuming such defence. The Indemnified Party shall cooperate in good faith in the defence of each Third Party Claim, at the expense of the Indemnifier even if the defence has been assumed by the Indemnifier, and may participate in such defence assisted by counsel of its own choice at the cost and expense of the Indemnifier, provided that the Indemnifier and its legal counsel shall lead the defence. The Indemnifier shall not enter into any compromise or settlement of any Third Party Claim without obtaining the prior written consent of the Indemnified Party.

6.8.2	Defence by Indemnified Party. If the Indemnified Party has not received the notice, satisfactory evidence of financial ability and the acknowledgement, within the Notice Period that the Indemnifier has elected to assume the defence of such Third Party Claim, the Indemnified Party may, at its option, elect to settle or compromise the Third Party Claim or assume such defence, assisted by counsel of its own choosing and the Indemnifier shall be liable for all reasonable costs and expenses paid or incurred in connection therewith and any Loss suffered or incurred by the Indemnified Party with respect to such Third Party Claim. In addition, if at any time, the Indemnifier fails to take reasonable steps necessary to defend diligently a Third Party Claim, the Indemnified Party may, within thirty (30) days after giving notice that the Indemnified Party bona fide believes on reasonable grounds that the Indemnifier has failed to take such steps, at its option, elect to assume the defence of and to compromise or settle the Third Party Claim assisted by counsel of its own choosing and the Indemnifier shall be liable for all reasonable costs and expenses paid or incurred in connection therewith. Furthermore, the Indemnifier may not assume and conduct the defence of any Third Party Claim if such Third Party Claim seeks any non-monetary relief; provided, further, that the Indemnified Party may elect to assume the defence or otherwise deal with any (or part of any) such Third Party Claim at the Indemnifier’s expense if (a) the Indemnified Party’s counsel advises that a conflict of interest exists or may arise in the event the Indemnifier elects to control or defend any Third Party Claim, (b) the Claim relates to or arises in connection with any criminal proceeding, (c) the Claim involves a dispute with a material supplier or customer of any member of the Group, (d) the Indemnified Party’s counsel advises that the Claim would reasonably be expected to result in liability in excess of the maximum amount for which the Indemnifier is liable with regard to such Claim, or (e) the R&W Insurance Provider has assumed the investigation and defence of such Third Party Claim in accordance with the terms of the R&W Policy.

6.8.3	Seizure. The Purchaser and the Vendors shall cooperate in a good faith manner in respect of any purported, alleged or valid Third Party Claim that could result in a seizure of the Purchased Shares or any other assets of the Purchaser or any member of the Group after the Closing Date and shall keep each other informed of the status and progress thereof. If for any reason the Purchased Shares or any other assets of the Purchaser or the Group are the subject of a seizure after the Closing Date due to an alleged, purported or valid Third Party Claim, the Purchaser shall immediately inform the Vendors in writing of such seizure and require that the Vendors lift and cancel the seizure as soon as practicable, and in no case no later than three (3) Business Days, from the receipt of such notice. The Purchaser and the Vendors shall cooperate in good faith in the defence against the seizure. Should the Vendors be unable to lift and cancel the seizure within the aforesaid time period (either by paying the Claim, posting an adequate bond or obtaining a judgment), the Purchaser shall be entitled to take such steps as it determines, in its sole discretion, are necessary to lift and cancel the seizure without prejudice to its right to make a Direct Claim against the Vendors for any Loss suffered or incurred by it in respect of the seizure and the lifting and cancellation of the seizure. The Purchaser shall advise the Vendors in writing of the steps it was required to take to lift and cancel the seizure. The Purchaser shall be entitled to assert a Claim against the Vendors by way of Direct Claim in order to recover any and all Losses incurred in respect of the seizure and the lifting and cancellation of the seizure, the whole in accordance with Section 6.4 hereof.

6.9	Defence of Third Party Claims for Taxes

Notwithstanding Section 6.8, before an Indemnifier can either (a) require that any member of the Group defend a Claim from any Tax Authority relating to Taxes (a “Tax Claim”), or (b) participate in or assume the defence of any such Tax Claim, the Indemnifier shall provide such member of the Group with all funds that such member of the Group is required to deposit or pay under any Law in order to defend against such Tax Claim or is required to pay notwithstanding the ongoing defence of the Tax Claim. The funds provided by the Indemnifier, which may represent, among other amounts and without limitation, all or part of the Tax Claim, shall be provided to such member of the Group on an interest-free basis. If such member of the Group does not receive sufficient funds within a thirty (30) day period following the sending of a notice of a Tax Claim to entitle it to fulfil all legal prerequisites necessary to contest a Tax Claim, the member of the Group shall be entitled to settle the Tax Claim and the Indemnifier shall be required to indemnify the member of the Group pursuant to the terms of this Agreement. To the extent that the required funds have been provided by the Indemnifier and the contestation of the Tax Claim has resulted in a final determination by the competent Governmental Authority rejecting the Tax Claim in its entirety, the member of the Group shall release and pay the funds received from the Indemnifier back to the Indemnifier within five (5) Business Days following the receipt of the funds from the third party or the application of the funds to other Tax obligations of any member of the Group. To the extent that the Tax Claim has been either wholly or partially upheld by the final determination of the competent Governmental Authority, the member of the Group shall release and pay back to the Indemnifier the amount, if any, by which the funds provided by the Indemnifier and that are described in this Section 6.9 exceed the amount that must be paid by any member of the Group, pursuant to the final determination of the Tax Claim within five (5) Business Days following the receipt of the funds from the third party or the application of the funds to other Tax obligations of any member of the Group. If the amount of funds that is reimbursed pursuant to the final determination of the Tax Claim to the member of the Group includes an amount of interest, the member of the Group shall pay to the Indemnifier within five (5) Business Days following the receipt of the funds from the third party or the application of the funds to other Tax obligations of any member of the Group an amount equal to the interest received on the funds that were paid or deposited, less an amount equal to the amount, as determined by the member of the Group, that any member of the Group shall pay to any Governmental Authority as Taxes on the interest.

6.10	Assistance for Third Party Claims

The Indemnifier and the Indemnified Party shall use all reasonable efforts to make available to the Party which is undertaking and controlling the defence of any Third Party Claim (the “Defending Party”):

6.10.1	those employees whose assistance, testimony or presence is necessary to assist the Defending Party in evaluating and in defending any Third Party Claim; and

6.10.2	all documents, records and other materials in the possession of such Party reasonably required by the Defending Party for its use in defending any Third Party Claim.

Each of them shall otherwise cooperate with the Defending Party. The Indemnifier shall be responsible for all expenses associated with making such documents, records and materials available and for all reasonable expenses of any employees made available by the Indemnified Party to the Indemnifier hereunder.

6.11	Right of Set-Off

Subject to Section 6.3.1(e), the Parties expressly agree that the Purchaser may set off all amounts to which it may be entitled under Section 6.1 against the Indemnity Holdback, provided that any set-off against indemnifiable obligations may only be done after final resolution of such indemnity Claim.

6.12	Failure to Give Timely Notice

A failure to give timely notice as provided in this Article 6 shall not affect the rights or obligations of any Party, except and only to the extent that, as a result of such failure, any Party which was entitled to receive such notice was deprived of its right to recover any payment under its applicable insurance coverage or otherwise sustained a Loss as a result of such failure.

6.13	Purchase Price Adjustment

Any indemnification payment made under this Article 6 shall be treated by the Purchaser and the Vendors as an adjustment to the Purchase Price.

6.14	Duty to Mitigate

Nothing in this Agreement in any way restricts or limits the general obligation at Law of an Indemnified Party to mitigate any Loss which it may suffer or incur by reason of the breach by an Indemnifier of any representation, warranty, covenant or obligation of the Indemnifier under this Agreement. If any Claim can be reduced by any recovery, settlement or otherwise under or pursuant to any insurance coverage (including the R&W Policy), the Indemnified Party shall enforce such recovery, settlement or payment. An Indemnified Party’s right to recover Loss will be reduced by any amount recovered or recoverable by the Indemnified Party under insurance policies, including pursuant to the R&W policy (less the out-of-pocket costs of recovering such amounts and net of any increases to premiums resulting from the receipt of such payments).

6.15	Agency for Representatives

Each Party agrees that it accepts each right to indemnification in favour of any of its Representatives as agent and trustee of each such Representative. Each Party agrees that the Purchaser, on the one hand, and the Vendors’ Delegate for and on behalf of any Vendor, on the other hand, may enforce an indemnity in favour of any of that Party’s Representatives on behalf of that Representative.

6.16	Exclusive Remedies

The Parties (other than the Vendors’ Delegate) acknowledge and agree that their sole and exclusive remedy with respect to any and all Claims for any breach of any representation, warranty, covenant, agreement or obligation set forth in this Agreement shall be under the indemnification provisions set forth in this Article 6 other than, in each case, Claims based on Fraud or as set out in Sections 2.6.3, 2.8.2, 2.8.3, 7.11 or 7.15. The Parties acknowledge that the failure to comply with a covenant or obligation contained in this Agreement may give rise to irreparable injury to a Party inadequately compensable in damages. Accordingly, notwithstanding any of the foregoing, nothing in this Section 6.16 shall limit any Party from seeking specific performance, injunctive or equitable relief in accordance with the terms of this Agreement for any breach or Threatened breach of any covenant, agreement or obligation of this Agreement.

ARTICLE 7
GENERAL

7.1	Further Assurances

Each of the Parties hereto shall, from time to time, execute and deliver all such further documents and instruments and do all acts and things, as another Party may, either before or after the Closing Date, reasonably require to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement.

7.2	Non-Reliance

Each Party acknowledges that it has not been induced to enter into this Agreement in reliance on, and has not relied upon, any representation, warranty, opinion or assertion of fact made by any other Party, or any other Person, on such Party’s behalf, except as specifically provided in this Agreement and the Closing Documents.

7.3	No Waiver

Failure of a Party to insist upon the strict performance of any term or condition of this Agreement or to exercise any right, remedy or recourse hereunder shall not be construed as a waiver or relinquishment of any such term and condition.

7.4	Cost and Expenses

Except as otherwise provided herein, each of the Parties shall be responsible for and pay their respective legal, financial advisory and accounting costs and expenses incurred in connection with the consummation of the transactions contemplated herein, including the preparation, execution and delivery of this Agreement and the Closing Documents and any other costs and expenses whatsoever and howsoever incurred in connection herewith and/or therewith. For greater certainty, the Vendors shall be responsible for all Transaction Expenses.

7.5	Public Announcements

No Party shall issue any press release or otherwise make public statements or filings with respect to this Agreement or the Closing Documents, or the transactions contemplated herein or therein, without the consent of the other Parties (or, in the case of the Purchaser, of the Requisite Vendors, if before the Closing, or the Vendors’ Delegate, if after the Closing) which consent shall not be unreasonably withheld or delayed. Notwithstanding the foregoing, (i) each Party shall have the right to override such obligation in order to make any disclosure or filing required under applicable Laws or the listing rules of any recognised stock exchange on which its shares (or the shares of its holding company) are listed or intended to be listed, in which case the Party making any such disclosure shall use commercially reasonable efforts to give prior written notice to the other Parties and reasonable opportunity for the other Parties (for the Vendors, the Requisite Vendors prior to Closing, or after Closing, the Vendors’ Delegate) to review or comment on the disclosure or filing (other than with respect to confidential information contained in such disclosure or filing), and if such prior notice is not possible, to give such notice immediately following the making of any such disclosure or filing and (ii) following the public announcement of the transactions contemplated by this Agreement, the Vendors’ Delegate and Solomon Partners Securities, LLC shall be permitted to announce that it has been engaged to serve as the Vendors’ Delegate and financial advisor to the Corporation, respectively, in connection herewith as long as such announcement does not disclose any of the non- publicly announced terms hereof. Schedule 7.5 sets out the agreed upon announcement regarding the transactions contemplated by this Agreement which the Parties have agreed will be issued by the Purchaser or its Affiliates forthwith after the date of this Agreement. Any use of the Purchaser’s or the Parent’s name or logo shall require the prior written approval of the Purchaser.

7.6	Successors, Assigns and Assignments

This Agreement will enure to the benefit of and be binding upon the respective heirs, executors, legal personal representatives, successors (including any successor by reason of the amalgamation or statutory arrangement of any Party) and permitted assigns of the Parties. This Agreement may not be assigned by any Party without the prior written consent of the other Parties, except that the Purchaser may, without the prior written consent of the other Parties, assign all or part of its rights and/or obligations under this Agreement (a) by way of security to any bank or financial institution lending money or making other banking facilities available to the Purchaser or any of its Affiliates or a wholly-owned Subsidiary of the Purchaser; (b) to the subsequent purchaser of (i) the shares of the Corporation or members of the Group or (ii) all or substantially all of its/their assets or of the Business; provided in each case of (i) or (ii), the Purchaser or the Parent, as the case may be, provides prior notice of such assignment, and provided further that the Purchaser and the Parent shall be liable for their respective obligations under this Agreement, in the case of the assignee, to the extent so assigned, and shall deliver an agreement in writing to Requisite Vendors (if before the Closing) or the Vendors’ Delegate (if after the Closing) covenanting to continue to be bound by the provisions of this Agreement.

7.7	Entire Agreement

This Agreement, the SRS Engagement Letter, the Closing Documents and any schedules delivered concurrently with the execution of this Agreement constitute the entire agreement between the Parties with respect to the subject matters hereof and thereof and, other than the Confidentiality Agreement, cancels and supersedes any prior understandings, agreements, negotiations and discussions between the Parties with respect thereto. There are no representations, warranties, terms, conditions, undertakings or collateral agreements, express, implied or statutory, between the Parties other than as expressly set forth in this Agreement.

7.8	Amendments and Waivers

No amendment to this Agreement shall be valid or binding unless set forth in writing and duly executed by all Parties. No waiver of any breach of any provision of this Agreement or any waiver or consent to depart from the requirements of this Agreement shall be effective or binding unless made in writing and signed by the Party purporting to give the same and, unless otherwise provided, will be limited to the specific breach waived.

7.9	Third Party Beneficiaries

Except as otherwise expressly provided in Article 6 of this Agreement, the Parties do not intend that this Agreement benefit or create any legal or equitable right, remedy or cause of action in, or on behalf of, any Person other than a Party and no Person, other than a Party, may rely on the provisions of this Agreement in any proceeding. Without limiting the generality of the foregoing, the consent of a Vendor’s Representative (other than the Vendors) or a Purchaser’s Representative (other than the Purchaser) is not required for any amendment or waiver of, or other modification to, this Agreement or any Closing Document including any rights of indemnification to which such Person may be entitled.

7.10	Notices

7.10.1	Any demand, notice or other communication to be given in connection with this Agreement shall be given in writing and will be given by personal delivery, by registered mail, by courier services or by e-mail addressed to each Party as set forth in Schedule 7.10, delivered by the Parties concurrently with the execution of this Agreement, or to other coordinates that have been designated by notice by any recipient Party to the others, to such other address, individual or electronic communication number.

7.10.2	Any demand, notice or other communication given by personal delivery or courier services shall be conclusively deemed to have been given on the day of actual delivery thereof and, if given by registered mail, on the tenth (10th) Business Day following the deposit thereof in the mail and, if given by e-mail, on the day of transmittal thereof if given during the normal business hours of the recipient on a Business Day and on the next Business Day if not given during such hours. If the Party giving any demand, notice or other communication knows or ought reasonably to know of any difficulties with the postal system that might affect the delivery of mail, any such demand, notice or other communication may not be mailed but shall be given by personal delivery or by electronic communication.

7.11	Governing Law and Forum

7.11.1	With the exception of matters set out in Section 7.11.2, this Agreement shall be governed by, and construed in accordance with, the Laws of the Province of British Columbia and the Laws of Canada applicable therein (excluding any conflict of laws rule or principle, foreign or domestic, which might refer such interpretation to the Laws of another jurisdiction).

7.11.2	Notwithstanding Section 7.11.1, the following matters will be governed by the Laws of Victoria and the Commonwealth of Australia:

(a)	the issue of the Consideration Shares; and

(b)	any other matters to which such Laws apply on a mandatory basis.

7.11.3	With respect to any dispute, controversy, Claim, question or difference between the Parties arising out of or relating to, or in connection with, this Agreement or any Closing Document (a “Dispute”), the Parties shall attempt in good faith to resolve any Dispute promptly by negotiation. However, at any time a Party may give the other Party written notice (the “Initial Notice”) of any Dispute not so resolved. Within [**] after delivery of an Initial Notice, the recipient Party shall deliver to the other a written response. Both the Initial Notice and the response shall include a statement of that Party’s position, a summary of arguments supporting that position, and the name and contact particulars of the Person who will represent that Party and of any other Person who will accompany the representative. Within [**] after delivery of the Initial Notice, the Representatives of the Parties shall meet at mutually acceptable times and places, as often as they reasonably deem necessary, to attempt to resolve the Dispute.

7.11.4	All negotiations pursuant to Section 7.11.3 are confidential and are to be treated as compromise and settlement negotiations for purposes of applicable rules of evidence.

7.11.5	Any Dispute which is not resolved pursuant to Section 7.11.3 shall be referred to a single arbitrator agreed to by the Parties, provided that if they do not agree upon the appointment of the arbitrator within a period of [**] from the date it is determined by either Party or by agreement between them that the matter will be referred to arbitration, then upon the application of either the Parties, the arbitrator shall be appointed by a Judge of the Supreme Court in accordance with the procedure set out in the Arbitration Act (British Columbia), as amended from time to time, or such similar statute then in force in British Columbia. The determination made by the arbitrator shall be final and binding upon the Parties and their respective successors and assigns. Each Party will bear its own expense of preparing and presenting its case to the arbitrator, irrespective of whether any such expense was incurred or contracted for prior to the appointment of the arbitrator, including the expenses of appraisals, witnesses and legal representation; provided, that the foregoing will not prejudice the Vendors’ Delegate’s right to indemnification pursuant to Section 1.7.5. The provisions of this Section shall be deemed to be a submission to arbitration within the provisions of the Arbitration Act (British Columbia) and any statutory modification, replacement or re-enactment thereof, provided that any limitation on the remuneration of the arbitrators imposed by such legislation shall not be applicable.

7.12	Time of the Essence

Time is of the essence in this Agreement.

7.13	Severability

If any provision of this Agreement is determined by an arbitrator or court of competent jurisdiction to be invalid, illegal or unenforceable in any respect, such determination shall not impair or affect the validity, legality or enforceability of the remaining provisions hereof, and each provision is hereby declared to be separate, severable and distinct.

7.14	Retention of Counsel and Privilege

7.14.1	Each Party acknowledges that the Corporation has retained Norton Rose Fulbright Canada LLP (“NRFC”) to act as its counsel in connection with the transactions contemplated by this Agreement. The Purchaser and Parent agree that, in the event that a dispute arises after Closing between the Purchaser or the Parent and the Vendors or the Vendors’ Delegate in connection with, or relating to, this Agreement, NRFC may represent the Vendors or the Vendors’ Delegate in such dispute even though the interest of the Vendors or the Vendors’ Delegate may be directly adverse to the Purchaser or the Group and even though NRFC may have represented the Group in a matter substantially related to such dispute.

7.14.2	Each of the Vendors acknowledges that it has had a reasonable opportunity to review this Agreement and to obtain independent legal advice with respect to this Agreement, and either (i) it has had such independent legal advice prior to executing this Agreement; or (ii) it has willingly chosen not to obtain such advice and to execute this Agreement without having obtained such advice.

7.14.3	As to all communications among NRFC and the Group or the Vendors that relate in an way to the transactions contemplated by this Agreement, the attorney or solicitor-client privilege, the expectation of client confidentiality and all information and documents covered by such privilege or protection, belong to the Vendors and may be controlled by the Vendors’ Delegate, on behalf of the Vendors, after the Closing or the Requisite Vendors, on behalf of the Vendors, prior to the Closing, and shall not pass to or be claimed by the Group or the Purchaser or the Parent. The foregoing does not include any communications between the Group and NRFC which relate to general business matters of the Group. Notwithstanding the foregoing, if a dispute arises between the Purchaser or the Parent or the Corporation and a third party other than a party to a Closing Document after Closing, any member of the Group may assert the attorney or solicitor-client privilege to prevent disclosure of confidential communications by NRFC to such third party; provided, however that no member of the Group may waive such privilege without the prior written consent of the Vendors’ Delegate, which consent shall not be unreasonably withheld, conditioned or delayed. If the Purchaser or any of its Affiliates are legally required by any Governmental Authority to access or obtain a copy of all or a portion of any such privileged communications, then to the extent:

(a)	permitted by applicable Laws; and

(b)	advisable in the opinion of the Purchaser’s counsel, the Purchaser shall forthwith (and, in any event within five (5) Business Days) notify the Requisite Vendors (if prior to Closing) or the Vendors’ Delegate (if after Closing) in writing so that the Requisite Vendors or the Vendors’ Delegate, as appropriate, may seek a protective order.

This Section 7.14 shall survive Closing.

7.15	Specific Performance and other Discretionary Rights

Each of the Parties acknowledges and agrees that a breach by a Party of any obligation in this Agreement shall cause the other Party to sustain injury for which it would not have an adequate remedy at Law for money damages. Therefore, each of the Parties agrees that in the event of any such breach, the aggrieved Party shall be entitled to specific performance of such obligation and provisional interlocutory and permanent injunctive relief and other equitable remedies to which it may be entitled, and the Parties further agree to waive any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive relief or other equitable remedies.

7.16	Counterparts

This Agreement may be executed in one or more counterparts, each of which shall conclusively be deemed to be an original, but all of which taken together shall be deemed to constitute one and the same agreement. A facsimile or electronic transmission of the Agreement (including via DocuSign) bearing a signature on behalf of a Party shall be legal and binding on such Party.

(remainder of this page left blank intentionally)

IN WITNESS WHEREOF the Parties have executed this Agreement on the date first written above.

TRIUMF INNOVATIONS INC.

By:	/s/ Douglas Gentilcore
DOUGLAS GENTILCORE, in his capacity as power of attorney pursuant to Sections 3 and 5.2 of the Shareholders Agreement and the Shareholder Resolution and without personal liability

PROVINCIAL HEALTH SERVICES AUTHORITY

By:	/s/ Douglas Gentilcore
DOUGLAS GENTILCORE, in his capacity as power of attorney pursuant to Sections 3 and 5.2 of the Shareholders Agreement and the Shareholder Resolution and without personal liability

CENTRE FOR PROBE DEVELOPMENT AND COMMERCIALIZATION

By:	/s/ Owen Roberts
Name: Owen G. Roberts
Title: CEO

LAWSON RESEARCH INSTITUTE

By:	/s/ Douglas Gentilcore
DOUGLAS GENTILCORE, in his capacity as power of attorney pursuant to Sections 3 and 5.2 of the Shareholders Agreement and the Shareholder Resolution and without personal liability

TRIUMF INC.

By:	/s/ Douglas Gentilcore
DOUGLAS GENTILCORE, in his capacity as power of attorney pursuant to Sections 3 and 5.2 of the Shareholders Agreement and the Shareholder Resolution and without personal liability

ALLIANCE MEDICAL LIMITED

By:	/s/ Howard Marsh
Name: Howard Marsh
Title: Director

GLOBAL HEALTH SCIENCE FUND I, L.P.

By:	/s/ Karimah Es Sabar
Name: Karimah Es Sabar
Title: Director

GLOBAL HEALTH SCIENCE FUND II, L.P.

By:	/s/ Karimah Es Sabar
Name: Karimah Es Sabar
Title: Director

DEERFIELD HEALTHCARE INNOVATIONS FUND, L.P.
By: Deerfield Mgmt HIF, L.P., its General Partner
By: J.E. Flynn Caital HIF, LLC, its General Partner

By:	/s/ David J. Clark
Name: David J. Clark
Title: Authorized Signatory

DEERFIELD HEALTHCARE INNOVATIONS FUND II, L.P.
By: Deerfield Mgmt HIF II, L.P., its General Partner
By: J.E. Flynn Caital HIF II, LLC, its General Partner

By:	/s/ David J. Clark
Name: David J. Clark
Title: Authorized Signatory

DEERFIELD PRIVATE DESIGN FUND IV, L.P.
By: Deerfield Mgmt IV, L.P., its General Partner
By: J.E. Flynn Capital IV, LLC, its General Partner

By:	/s/ David J. Clark
Name: David J. Clark
Title: Authorized Signatory

/s/ Ken Buckley
KEN BUCKLEY

/s/ Roisin Coffey
ROISIN COFFEY

/s/ Amir Kassaian
AMIR KASSAIAN

/s/ Charles S. Conroy
CHARLES S. CONROY

/s/ Mark A. Przekop
MARK A. PRZEKOP

15818001 CANADA INC.

/s/ Lena Moran-Adams

Lena Moran-Adams
Authorized Signatory

Signature by TELIX PHARMACEUTICALS

LIMITED ACN 616 620 369 by its authorized

signatory:

/s/ Dr. Christian Behrenbruch

Dr. Christian Behrenbruch
Authorized Signatory

ARTMS INC.

Per:	/s/ Doug Gentilcore
Name: Doug Gentilcore
Title: Chief Executive Officer

SHAREHOLDER REPRESENTATIVE

SERVICES LLC, solely in its capacity as the

Vendors’ Delegate

Per:	/s/ Corey Quinlan
Name: Corey Quinlan
Title: Director, Deal Intake

[Signature page to Share Purchase Agreement]

SCHEDULE 1.1

DEFINITIONS

1.1	Definitions

1.1.1	“Accounts Payable” means all accounts payable of the Group;

1.1.2	“Accounts Receivable” means all accounts receivable of the Group;

1.1.3	“Adjustment Holdback” has the meaning ascribed thereto in Section 2.5.1(b);

1.1.4	“Affiliate” means, with respect to any Person, any other Person who directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person and for greater certainty includes a Subsidiary of such Person; provided, however, that with respect to any Person that is a natural person, any family member of such Person, any trust for the benefit of such Person or any such family member, and any Affiliate of any of the foregoing shall be deemed an “Affiliate” of such Person for purposes of this Agreement. The term “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise, including the ability to elect the members of the board of directors or other Governing Body of such Person, and the terms “controlled” and “controlling” have meanings correlative thereto;

1.1.5	“Agreement” means this agreement, its recital, together with its Schedules and all amendments made hereto by written agreement between the Parties;

1.1.6	“Anti-Spam Laws” means An Act to promote the efficiency and adaptability of the Canadian economy by regulating certain activities that discourage reliance on electronic means of carrying out commercial activities, and to amend the Canadian Radio-television and Telecommunications Commission Act, the Competition Act, the Personal Information Protection and Electronic Documents Act and the Telecommunications Act (Canada) and any other applicable analogous Laws;

1.1.7	“ARTMS Product Net Sales” means, with respect to an ARTMS Product, [**]:

[**].

1.1.8	“ARTMS Products” means the QUANTM Target family of products (QUANTM-68, QUANTM-99, QUANTM-89, QUANTM-64) and the products and technologies more broadly related to ARTMS’ QUANTM Irradiation System (QISTM) platform. ARTMS Products shall also include any products which incorporate or rely on any ARTMS Technology, excluding products owned by the Purchaser or its Affiliates (and which do not incorporate ARTMS Technology) and Combination Products;

1.1.9	“ARTMS Technology” means any Intellectual Property (including any Improvements thereon) owned or controlled by the Group on the Closing Date;

1.1.10	“ASIC” means the Australian Securities and Investments Commission;

1.1.11	“Assignment Employee” means an employee employed by a temporary help agency, a personnel placement agency or similar organization who has been assigned to perform work on a temporary basis for a member of the Group;

1.1.12	“ASX” means ASX Limited ACN 008 624 691 and the securities exchange operated by it (as the case applies);

1.1.13	“ASX Listing Rules” means the official listing rules of ASX;

1.1.14	“ASX Settlement” means ASX Settlement Pty Ltd ACN 008 504 532;

1.1.15	“ASX Settlement Rules” means the ASX Settlement Operating Rules of ASX Settlement;

1.1.16	“BLA” means a biologics license application of the FDA;

1.1.17	“Books and Records” means any books, records and accounts of the Group (originals, to the extent they exist, or, if originals do not exist, copies thereof) related to the Business, the Purchased Shares and the Employees of any member of the Group including, without limitation, databases, documents, correspondence with Governmental Authorities, equipment maintenance record and warranty information, manuals information related to the know-how or Intellectual Property, forms, advertising material, manuals, brochures, books and records relating to the purchase of materials and supplies, the services performed or provided, dealings with customers, invoices, customer lists, prospective customer lists, mailing lists, suppliers lists, telephone numbers, financial records, personnel records (to the extent permitted by Law) and Taxes and any technical files and regulatory dossiers, customer details, business manuals;

1.1.18	“Business” means the development and commercialization of advanced cyclotron targetry systems for the production of radioisotopes and any associated business activities;

1.1.19	“Business Day” means a day on which banks are open for business in Melbourne, Australia and Vancouver, British Columbia, excluding a Saturday, Sunday or a public holiday, as applicable;

1.1.20	“Business Information” has the meaning ascribed thereto in Section 4.10.2;

1.1.21	“Cash” means unrestricted cash and cash equivalents of the Group, on a consolidated basis, including term deposits, guaranteed investment certificates, and similar readily liquid instruments but net of outstanding cheques and not including cash which is restricted or not freely available;

1.1.22	“Cash Collateral Agreement” means [**]

1.1.23	“CEWS/COVID-19 Relief” means the Canada Emergency Wage Subsidy, as set out in section 125.7 of the Tax Act and any other COVID-19 related direct or indirect support, payment, loan, benefit, subsidy or other incentive offered by a Governmental Authority;

1.1.24	“Claims” include claims, notices, demands, requests, complaints, proceedings, actions, applications, arbitrations, suits, causes of action, appeals, audits, hearings, investigations, inquiries, assessments or reassessments (including claims, assessments and reassessments for Tax), charges, judgments, grievances or hearings and all costs incurred in investigating, pursuing, defending, settling or compromising any of the foregoing or any proceeding relating to any of the foregoing (including the costs of enforcement of this Agreement);

1.1.25	“Closing” means the completion on the Closing Date of the sale to, and purchase by, the Purchaser of the Purchased Shares;

1.1.26	“Closing Calculation” has the meaning ascribed thereto in Section 2.6.1;

1.1.27	“Closing Date” means the earlier of (a) two (2) Business Days after all Third Party Consents have been obtained and (b) May 31, 2024; provided, in each case, that all conditions to closing set out in Section 5.9 of this Agreement have been satisfied or waived (excluding conditions that, by their terms, cannot be satisfied or waived until the Closing Date, but subject to satisfaction or waiver of those conditions on the Closing Date) by the applicable Party; and provided further that the Closing Date may be such earlier or later date as the Parties may agree in writing;

1.1.28	“Closing Date Cash” means the Cash of the Group at the end of the day immediately preceding Closing based on the Closing Date Balance Sheet;

1.1.29	“Closing Date Balance Sheet” means the consolidated balance sheet of the Corporation for the period ending as at the end of the day immediately preceding the Closing Date;

1.1.30	“Closing Document” means any agreement, assignment, instrument, undertaking, resolution, share certificate, certificate or any other document delivered concurrently herewith in relation to Closing, including the Escrow Agreement and the Paying Agent Agreement;

1.1.31	“Closing Indebtedness” means the Indebtedness of the Group at the end of the day immediately preceding Closing based on the Closing Date Balance Sheet but disregarding any unamortized transaction cost or other similar account which reduces the value of the long term debt on the Closing Date Balance Sheet;

1.1.32	“Closing Period” means the period between the execution and delivery of this Agreement and the Closing Date;

1.1.33	“Closing Transaction Expenses” means the Transaction Expenses of the Group which are triggered by and/or incurred up until Closing based on the Closing Date Balance Sheet;

1.1.34	“Closing Working Capital” means the Working Capital of the Group at the end of the day immediately preceding Closing based on the Closing Date Balance Sheet;

1.1.35	“Collective Agreement” means any collective agreement, letter of understanding, letter of intent, or other Contract with any labour union, trade union or employee organization or association which may qualify as a trade union, which would cover any Employee;

1.1.36	“Combination Product” means an ARTMS Product sold together with other Purchaser products, whether as dose or kit or an integrated product offering;

1.1.37	“Combination Product Net Sales” means with respect to a Combination Product, [**]:

[**];

provided that, [**];

1.1.38	“Commercially Reasonable Efforts” means, [**];

1.1.39	“Competition Act” means the Competition Act, R.S.C. 1985, c. C-34;

1.1.40	“Computer Systems” means all hardware, Software, networks and communications systems used by any member of the Group to operate the Business and to receive, store, process or transmit data related to the Business;

1.1.41	“Confidentiality Agreement” has the meaning ascribed thereto in Section 4.10.1;

1.1.42	“Consideration Share Amount” means forty-two million five hundred dollars ($42,500,000.00);

1.1.43	“Consideration Shares” means Telix Shares to be issued to the Vendors in accordance with the provisions of Section 2.5.1(d);

1.1.44	“Constating Records” means, in respect of any entity, the corporate and constating records of such entity, including (a) all articles, constituting and organizational documents and by-laws (including any partnership agreement, deed of trust or other similar document); (b) all shareholders agreements affecting such entity; (c) all minutes of meetings and resolutions of shareholders and directors (and any committees) and (d) the share certificate books, securities register, register of transfers and register of directors;

1.1.45	“Consultant” means an individual who provides his or her personal services, either directly or through a legal Person he or she controls, to a member of the Group on an independent contractor basis;

1.1.46	“Contingent Consideration” means the aggregate of any Earn-Out Payments and Royalties payable to the Vendors in accordance with the provisions of Section 2.8;

1.1.47	“Contract” means any and all written or oral contracts, agreements, commitments and undertakings made by or to which any member of the Group is a party or by which any member of the Group is bound or under which any member of the Group has, or will have, any rights or obligations; in each case, as of the date of this Agreement, but excludes the Real Property Leases;

1.1.48	“Convertible Securities” has the meaning ascribed thereto in Section 3.1.4(c) of Schedule 3.1;

1.1.49	“Corporation” has the meaning ascribed thereto in the preamble;

1.1.50	“Corporations Act” means the Corporations Act 2001 (Cth);

1.1.51	“COVID-19” means SARS-CoV-2 (severe acute respiratory syndrome coronavirus 2), coronavirus disease or COVID-19, and any evolutions or mutations thereof or related or associated epidemics, pandemics or disease outbreaks;

1.1.52	“Current Assets” means, without duplication, the aggregate sum of the values of the Accounts Receivable, the Group’s sales Taxes receivable, inventories and prepaid expenses, but excluding, for greater certainty, any Cash, future income Tax assets (both current and non-current portions) and income Taxes receivable, as determined in accordance with in Schedule 2.3, which has been delivered by the Parties concurrently with the execution of this Agreement;

1.1.53	“Current Liabilities” means, without duplication, the aggregate sum of the Accounts Payable, the Group’s sales Tax payable prior to Closing and accrued liabilities but excluding any amount, without duplication, that is included within Indebtedness or Transaction Expenses, and excluding any liabilities payable or accrued relating to Claims, income Taxes payable and future income Tax liability (both current and non-current portions), as determined in accordance with Schedule 2.3, which has been delivered by the Parties concurrently with the execution of this Agreement;

1.1.54	“D&O Indemnitee” has the meaning ascribed thereto in Section 4.9.2;

1.1.55	“D&O Tail Policy” has the meaning ascribed thereto in Section 4.9.1;

1.1.56	“Deductible” has the meaning ascribed thereto in Section 6.3.1(b);

1.1.57	“Defending Party” has the meaning ascribed thereto in Section 6.10;

1.1.58	“Designated Percentage” for each Vendor means the percentage specified opposite the name of such Vendor in Schedule 2.1, which Schedule is being delivered by the Corporation concurrently with the execution of this Agreement;

1.1.59	“Direct Claim” means any Claim by an Indemnified Party against an Indemnifier which does not result from a Third Party Claim;

1.1.60	“Dispute” has the meaning ascribed thereto in Section 7.11.3;

1.1.61	“DMF” means the drug master file submitted to the FDA or other similar regulatory authority;

1.1.62	“Earn-Out Milestones” has the meaning ascribed thereto in Schedule 2.8.1(A);

1.1.63	“Earn-Out Payment Pay Date” has the meaning ascribed thereto in Section 2.8.1(f);

1.1.64	“Earn-Out Payment Period” means the period of three (3) years commencing on the date of this Agreement;

1.1.65	“Earn-Out Payment Report Delivery Date” has the meaning ascribed thereto in Section 2.8.2(b);

1.1.66	“Earn-Out Payments” has the meaning ascribed thereto in Section 2.8.1(a);

1.1.67	“Earn-Out Period” means the later of the Earn-Out Payment Period or the Royalty Period, as applicable;

1.1.68	“Effective Time” means 00:01 am on the Closing Date;

1.1.69	“Employee Plans” means each and every employee compensation or benefit plan, program, arrangement, policy, practice or guideline including those related to retirement, pension, supplemental pension, savings, retirement savings, bonus, profit sharing, deferred compensation, severance, retention or termination pay (including any redundancy policy), change of control, life insurance, medical, hospital, dental care, vision care, drug, sick leave, short term or long term disability, salary continuation, unemployment benefits, supplemental income, vacation, incentive, compensation, stock purchase, stock option, phantom stock, share appreciation rights, fringe benefit or other employee benefit plan, program, arrangement, policy or practice whether written or oral, formal or informal, funded or unfunded, registered or unregistered, bargained or not bargained, insured or self-insured that is administered, maintained, sponsored or otherwise funded or contributed to, or required to be funded or contributed to, by or on behalf of any member of the Group, or under which any member of the Group pays premiums or benefits or has any liability whatsoever whether absolute or contingent, relating to or available to any Employees or former Employees of any member of the Group or for the benefit of any Consultant or other independent contractor who currently provides or formerly provided services to any them or the beneficiary of any such director, advisor, Consultant or other independent contractor who currently provides or formerly provided services to them or the beneficiary of any such director, advisor, Consultant or other independent contractor;

1.1.70	“Employees” means all of the employees of the Group, and, for greater certainty, includes (a) employees employed on an hourly or salaried basis, (b) unionized employees, (c) full-time or part-time employees, (d) each of the Key Vendors (other than [**]) and (e) employees receiving short-term or long-term disability benefits or payments or workmen’s compensation and employees on an ongoing leave of absence, including but not limited to sick leave or maternity leave;

1.1.71	“Employment Related Assessments” has the meaning ascribed thereto in Section 3.1.40 of Schedule 3.1;

1.1.72	“Encumbrance” means any pledges, liens (statutory or otherwise), charges, security interests, privileges, mortgages, hypothecs, trust deeds, trust or deemed trust (whether contractual, statutory or otherwise arising), or other similar interests or instruments charging, or creating a security interest in, hypothec on, or against title, easements, servitudes or rights-of-way (registered or unregistered) which affect the right, title or interest in or to the assets of a Person;

1.1.73	“Environment” means the environment or the natural environment as defined pursuant to the Environmental Laws with respect to the environment, and includes air (and all layers of the atmosphere), surface water, underground water, land surface, soil, underground spaces, cavities, land submerged under water, subsurface strata, stream sediments, ambient air (including indoor air), plant and animal life, organic and inorganic matter and other living organisms; for greater certainty, the interacting natural systems that include components referred to above or any combination or part thereof are included in the definition of “Environment”; and “Environmental” shall have the correlative meaning;

1.1.74	“Environmental Authorizations” means Permits, registrations, agreements (including any sewer surcharge or discharge agreement) or directions, issued, granted, conferred or required by a Governmental Authority with respect to any Environmental Law;

1.1.75	“Environmental Laws” means all applicable Laws relating in any way to (a) the protection of human health and/or safety and/or the workplace and/or the Environment, including those relating to pollution, waste, emissions, discharges, or Releases of Hazardous Materials or any other solid, liquid, gas, odour, heat, sound, vibration, or radiation, (b) the protection and conservation of natural resources, including climate, air, surface water, groundwater, wetlands, land surface, subsurface strata, wildlife, aquatic, terrestrial, avian or microbial species and vegetation, and (c) the manufacture, generation, handling, transport, transfer, labelling, packaging, sale, distribution, import, export, use, processing, treatment, recycling, storage, destruction, or disposal of, or exposure to, Hazardous Materials;

1.1.76	“Escrow Agent” means Acquiom Clearinghouse LLC, a Delaware limited liability company, as escrow agent;

1.1.77	“Escrow Agreement” means the escrow agreement among the Purchaser, the Vendors’ Delegate and the Escrow Agent to be executed at Closing;

1.1.78	“Estimated Closing Date Balance Sheet” has the meaning ascribed thereto in Section 2.3(a);

1.1.79	“Estimated Closing Date Cash” has the meaning ascribed thereto in Section 2.3(b);

1.1.80	“Estimated Closing Indebtedness” has the meaning ascribed thereto in Section 2.3(c);

1.1.81	“Estimated Closing Transaction Expenses” has the meaning ascribed thereto in Section 2.3(d);

1.1.82	“Estimated Closing Working Capital” has the meaning ascribed thereto in Section 2.3(e);

1.1.83	“Estimated Purchase Price” has the meaning ascribed thereto in Section 2.3(f);

1.1.84	“Estimated Purchase Price Statement” has the meaning ascribed thereto in Section 2.3;

1.1.85	“Exclusions” means any Claims made pursuant to Sections 3.1.34(b) and 3.1.34(e) of Schedule 3.1 to the extent such Claims relate to: [**];

1.1.86	“Expense Fund” has the meaning ascribed thereto in Section 1.7.6;

1.1.87	“FDA” means the U.S. Food and Drug Administration or successor or replacement agency of the United States government;

1.1.88	“Financial Statements” means the Year End Financial Statements and the Interim Financial Statements, copies of which are attached hereto as Schedule 3.1.22;

1.1.89	“Fraud” means, with respect to any Party, an actual and intentional misrepresentation of fact with respect to the representations and warranties contained in this Agreement or any certificate delivered hereunder where (a) such Party had actual knowledge (as opposed to imputed or constructive knowledge) of the misrepresentations of fact when made, (b) such misrepresentation was relied on by the other Party or Parties, as applicable, and (c) such other Party or Parties, as applicable, incurred or suffered any Losses as a result of, in respect of, in connection with, pursuant to or arising out of such misrepresentation and reliance;

1.1.90	“Fundamental Representations” means, as applicable, the Group Fundamental Representations or the Vendors’ Fundamental Representations;

1.1.91	“Governmental Authority” means any (a) multinational, federal, provincial, state, tribal, territorial, regional, municipal, local, governmental or public department, ministry, central bank, court, tribunal, arbitral body, commission, agency board or bureau, domestic or foreign, including the U.S. Food and Drug Administration and Health Canada, (b) any subdivision, agent, commission, board or authority of any of the foregoing, (c) any quasi-governmental or private body exercising any regulatory, administrative, expropriation or Tax Authority under or for the account of any of the foregoing, including any private body having received a mandate to perform public services, and (d) any judiciary or quasi-judiciary tribunal, court or body;

1.1.92	“Governing Body” means, with respect to any Person, the board of directors of such Person, and any Person or group of Persons exercising a similar authority;

1.1.93	“Group” means, collectively, the Corporation and all Subsidiaries thereof, and “member of the Group” means any one of them;

1.1.94	“Group Fundamental Representations” has the meaning ascribed thereto in Section 3.4.1(a);

1.1.95	“Guaranteed Indebtedness” means, with respect to any member of the Group, any obligation guaranteeing or providing indemnification or insurance with respect to any indebtedness, lease, dividend, or other obligation (a “primary obligation”) of any other Person (the “primary obligor”) in any manner, including, without limitation, any obligation or arrangement of such Person:

(a)	to purchase or repurchase any such primary obligation;

(b)	to advance or supply funds (i) for the purchase or payment of any such primary obligation or (ii) to maintain working capital or equity capital of the primary obligor or otherwise to maintain the net worth or solvency or any balance sheet condition of the primary obligor;

(c)	to purchase property, securities or services primarily for the purpose of assuring the owner of any such primary obligation of the ability of the primary obligor to make payment of such primary obligation; or

(d)	to indemnify the owner of such primary obligation against Loss in respect thereof;

1.1.96	“Hazardous Material” means any material or substance, including an odour, a sound or a vibration, that is listed, defined, designated, regulated or classified as, or otherwise determined to be, hazardous, radioactive, explosive, gaseous, flammable, toxic, corrosive, oxidizing or leachable or a pollutant, a substance or a contaminant defined or regulated under applicable Environmental Laws, including any mixture thereof;

1.1.97	“Holding Lock” has the meaning given in section 2 of the ASX Settlement Rules;

1.1.98	“IFRS” means the international financial reporting standards as issued by the International Accounting Standards Board;

1.1.99	“Improvements” includes any invention, discovery, change, modification, perfection, addition, update and upgrade and all other Intellectual Property (whether patentable or not);

1.1.100	“Indebtedness” means, in relation to the Group, such amounts as determined in accordance with Schedule 2.3, which has been delivered by the Parties concurrently with the execution of this Agreement, including the following:

(a)	all indebtedness, obligations and liabilities of whatsoever nature and kind of any member of the Group for borrowed money or for the deferred purchase price of property or services (including reimbursement and all other obligations with respect to surety bonds, letters of credit, note purchase obligations and bankers’ acceptances, whether or not matured) and including any short term portion of long term indebtedness and any shareholders’ loans or advances but disregarding any unamortized financing or transaction cost or other similar account which reduces the value of the long-term debt on the balance sheet;

(b)	all obligations of any member of the Group evidenced by letters of credit, notes, bonds, debentures or similar instruments or covenants to create the same;

(c)	all indebtedness of any member of the Group created or arising under any conditional sale, other title retention agreements with respect to acquired property (even if the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property);

(d)	pension-plan related liabilities;

(e)	(i) all bonus amounts payable to directors, managers, officers, Employees, agents and Consultants of any member of the Group as a result of the transactions contemplated hereby, (ii) all termination and severance obligations, retention bonuses, “stay” bonuses and sale bonuses owed by any member of the Group to directors, managers, officers, Employees, agents and Consultants of any member of the Group triggered in whole or in part prior to or as a result of the transactions contemplated hereby; and (iii) the employer-portion of any contributions (including CPP/EI) and payroll, social security, unemployment or similar Taxes related to any payments described in each of clauses (i) and (ii); provided that any performance bonus amounts in relation to the 2024 performance bonus shall not constitute Indebtedness;

(f)	overbilling;

(g)	income Taxes payable and for the avoidance of doubt, calculated net of any income tax instalment payment made prior to Closing (provided that such amount will not be less than $0);

(h)	obligations under any interest rate, currency or other hedging agreement or mark-to-market value of any derivative instruments;

(i)	all Guaranteed Indebtedness of the Group;

(j)	all indebtedness of the Group of the type referred to in the items of this definition secured by (or for which the holder of such indebtedness has an existing right, contingent or otherwise, to be secured by) any Encumbrance upon or in property (including accounts and contract rights) owned by the Corporation, even if such member has not assumed or become liable for the payment of such indebtedness; provided that any amounts payable pursuant to the Cash Collateral Agreement (solely to the extent it secures any outstanding credit cards of the Corporation) shall not constitute Indebtedness.

(k)	all indebtedness, obligations and liabilities of whatsoever nature and kind of any member of the Group resulting from any subsidy agreement, contribution agreement or similar agreement between any member of the Group and any Governmental Authority;

(l)	all accrued interest relating to any indebtedness of the type referred to in any of the items of this definition;

(m)	all (i) Purchase-Money Indebtedness of any member of the Group; and (ii) obligations of the Group under commodity purchase or option agreements or other commodity price hedging arrangements (in each case whether contingent or matured);

(n)	all prepayment penalties or break-up fees of any nature relating to any indebtedness of the type referred to in any of the items of this definition which is being repaid on or immediately after Closing;

(o)	any unreconciled intercompany liabilities between the members of the Group; and

(p)	all accrued bonuses relating to 2023 and prior years and any vacation accruals relating to years prior to 2024;

(q)	amounts payable to the Vendors or their Affiliates, other than pursuant to this Agreement;

(r)	technology fee payable;

(s)	lease liabilities; and

(t)	any amendment, supplement, modification, deferral, renewal, extension, refunding, or refinancing or and Indebtedness of the types referred to above.

Notwithstanding the foregoing, Indebtedness shall not include any amount included in the calculation of the Closing Working Capital;

1.1.101	“Indemnified Party” means any Person entitled to indemnification under this Agreement, provided that if the Vendors, collectively, comprise the Indemnified Party, then in each such case all references to such Indemnified Party (except for provisions relating to an obligation to make or a right to receive any payments) in Sections 6.5, 6.6, 6.7, 6.8, 6.9 and 6.10 shall be deemed to refer to the Vendors’ Delegate acting on behalf of such Indemnified Party;

1.1.102	“Indemnifier” means any Party obligated to provide indemnification under this Agreement provided that if the Vendors, collectively, comprise the Indemnifier, then in each such case all references to such Indemnifier (except for provisions relating to an obligation to make or a right to receive any payments) in Sections 6.5, 6.6, 6.7, 6.8, 6.9 and 6.10 shall be deemed to refer to the Vendors’ Delegate acting on behalf of such Indemnifier;

1.1.103	“Indemnity Holdback” has the meaning ascribed thereto in Section 2.5.1(c);

1.1.104	“Independent Firm” has the meaning ascribed thereto in Section 2.6.3;

1.1.105	“Initial Cash Consideration” has the meaning ascribed thereto in Section 2.5.3;

1.1.106	“Initial Notice” has the meaning ascribed thereto in Section 7.11.3;

1.1.107	“Insiders” means those Vendors who are management, employees or key consultants (if applicable) of the Corporation and are designated as “Insiders” in Schedule 2.1 of this Agreement (which Schedule is being delivered concurrently with the execution of this Agreement), under the heading “Insider/Investor”;

1.1.108	“Insider Share Escrow” has the meaning ascribed thereto in Section 2.5.3;

1.1.109	“Insider Share Escrow Agreements” has the meaning ascribed thereto in Section 2.5.3;

1.1.110	“Intellectual Property” means any and all of the following in any jurisdiction throughout the world, whether arising by operation of law, Contract or otherwise: (a) registered and unregistered trademarks, service marks, copyrights, logos, slogans, trade or business names, (and all registrations of any of the foregoing, and all applications for registration thereof, and all goodwill associated therewith); (b) patents and patent applications, including, without limitation, claims to priority, continuations, continuations-in-part, divisionals, provisionals, reexaminations, reissue applications and renewals; (c) registered and unregistered copyrights, including Software, databases and related documentation; (d) domain names, internet protocol addresses the corresponding Internet sites (including all content thereon) and social media identifiers and accounts (whether or not used or currently in service and all content posted thereon); I industrial designs and utility models; (f) trade secrets, and proprietary information not otherwise listed in (a) through (e) above, including, without limitation, all inventions (whether or not patentable), invention disclosures, moral and economic rights of authors and inventors (however denominated), confidential information, technical data, customer lists, know-how, show-how, mask works, circuit topography, formulae, recipes, chemical compositions, methods (whether or not patentable), designs, typefaces, processes, procedures, technology, business methods, source codes, object codes, computer software programs (in either source code or object code form), manufacturing and production processes and techniques, drawings, schematics, databases, data collections and other proprietary information or material of any type, and all derivatives, improvements and refinements thereof, howsoever recorded or unrecorded;

1.1.111	“Intellectual Property Licenses” has the meaning ascribed thereto in Schedule 3.1.45(b);

1.1.112	“Intellectual Property Registrations” means all federal, state, provincial, regional, international and foreign: (a) patents, including applications therefore (including provisional applications), (b) registered trademarks (including wordmarks, design marks, logos and slogans), registered trade names, service marks and applications to register trademarks (including wordmarks, design marks, logos, and slogans) and service marks, including intent-to-use applications, (c) copyrights registrations and applications to register copyrights; that are owned by any member of the Group, (d) utility models, including applications therefor (e) domain names and (f) industrial designs and applications thereto;

1.1.113	“Interim Financial Statements” means the unaudited consolidated financial statements of each member of the Group for the period ended December 31, 2023, consisting of an unaudited consolidated balance sheet and the accompanying consolidated statement of operations of the Group;

1.1.114	“Inventories” or “Inventory” means all product held for sale by the Corporation and any materials (including components, sub-assemblies, finished goods, work in progress, raw materials, ingredients, packaging materials, production and shipping supplies, spare parts, maintenance items and advertising materials), in each case, on hand, in transit, ordered but not delivered, warehoused or wherever situated whether or not on consignment;

1.1.115	“Investor Share Escrow” has the meaning ascribed thereto in Section 2.5.3;

1.1.116	“Investor Share Escrow Agreements” has the meaning ascribed thereto in Section 2.5.3;

1.1.117	“Investors” means those Vendors who are not Insiders as designated in Schedule 2.1, delivered by the Corporation concurrently with the execution of this Agreement, under the heading “Insider/Investor”;

1.1.118	“Issuer Sponsored Subregister” means that part of the share register of the Parent that is administered by the Parent (and not by ASX Settlement) and that records uncertificated holdings of securities;

1.1.119	“Key Third Party Consents” means those consents set out in Schedule 1.1.119 of the Vendors’ Disclosure Letter;

1.1.120	“Key Vendors” means the following Vendors: [**];

1.1.121	“knowledge of the Vendors” means the actual knowledge of [**], after due and diligent inquiry with respect to the relevant matter, or the knowledge that any of them would have had if they had conducted such due and diligent inquiry with respect to the relevant matter;

1.1.122	“Laws” means all laws (including common law, civil law and equity), statutes, codes, ordinances, decrees, rules, regulations, by-laws, statutory rules, principles of law, published or unpublished policies and guidelines, judicial or arbitral or administrative or ministerial or departmental or regulatory judgments, Orders, decisions, rulings or awards and terms and conditions of any grant of approval, permission, authority or Permit of any Governmental Authority, self-regulatory authority or statutory body, and the term “applicable” with respect to such Laws and in the context that refers to one or more Persons, means that such Laws apply to such Person or Persons or its or their business, undertaking, property or securities and emanate from a Person having or claiming to exercise legal jurisdiction over the Person or Persons or its or their business, undertaking, property or securities;

1.1.123	“Leased Real Property” means the lands and buildings which are subject to the Real Property Leases, together with all licences, rights and appurtenances relating to the foregoing;

1.1.124	“Look Back Period” means the period from December 31, 2022 to the Closing Date;

1.1.125	“Loss” means any and all direct loss, liability, debt, damage, cost, expense, charge, fine or assessment, including the costs and expenses incurred in investigating, pursuing or settling a Claim and all interest and fines incurred in connection therewith;

1.1.126	“Major Markets” means [**];

1.1.127	“Material Adverse Change” means any change, effect, event or occurrence that, individually or in the aggregate with all other changes, effects, events or occurrences:

(a)	has a material and adverse effect upon any of the Business, operations, affairs, assets, liabilities, capitalization, results of operations, cash flows, condition, prospects, Permits, rights or privileges of any member of the Group taken as a whole, or (b) would reasonably be expected to materially impair or delay the ability of any of the Vendors or any member of the Group to perform its obligations under this Agreement except, in each case, to the extent such material adverse change, effect, event or occurrence that results from:

(b)	the announcement of the transactions contemplated by this Agreement, the execution of this Agreement or the performance of obligations hereunder, including the impact of any of the foregoing on relationships with customers, suppliers or Employees;

(c)	conditions affecting the global economy or the financial, credit, commodities or capital markets as a whole;

(d)	changes relating to conditions generally affecting the industries in which the Group conducts the Business;

(e)	any change in, adoption of, or change in the interpretation of any applicable Law or generally accepted accounting principles;

(f)	any national or international political or social conditions, including the engagement, escalation or continuation of Canada or the United States in hostilities, or the occurrence of any military or terrorist attack upon Canada or the United States, or their respective diplomatic or consular offices or upon any military installation or personnel of Canada or the United States;

(g)	pandemics, epidemics or other similar disease outbreaks;

(h)	earthquakes, hurricanes, floods or other natural disasters;

(i)	the failure by the Group to meet any revenue or earnings projections, forecasts or predictions;

(j)	any action taken by, or with the consent of, the Purchaser relating to the Group; or

(k)	any action by the Vendors or the Group required to be taken, or permitted to be taken, by this Agreement, provided, in the case of any of the foregoing clauses (b), (c), (d), (f) and (g), such event, charge or action does not have a disproportionate effect on the Group relative to other Persons operating in the same industry;

1.1.128	“Material Contract” means any:

(a)	Contract involving aggregate payments in any year to or by any member of Group of an amount or value in excess of [**] dollars ($[**]) (other than those disclosed at (b) below);

(b)	existing order Contract;

(c)	Contract between any member of the Group and any Related Party;

(d)	Contract not entered into in the Ordinary Course and that involves expenditures or receipts of any member of the Group in excess of [**] dollars ($[**]);

(e)	lease, rental or occupancy Contract (including each Real Property Lease), license (other than commercially available off-the-shelf software), instalment and conditional sale agreement, and other Contract affecting the ownership of, leasing of, title to, use of, or any leasehold or other interest in, any real or personal property;

(f)	Contract with respect to Intellectual Property (other than commercially available off-the-shelf software);

(g)	Contract containing covenants that in any way restrict or purport to restrict the business activity of any member of the Group to engage in any business or to compete with any Person (including geographic restrictions and the granting of exclusive distribution rights in any market, field or territory);

(h)	Contract that contains a “most favoured nations clause” or similar provision;

(i)	Contract entered into during the Look Back Period with a customer or a supplier listed in Schedule 3.1.21;

(j)	power of attorney of any member of the Group that is currently effective and outstanding;

(k)	warranty, guarantee, bond, indemnification, assumption or other similar commitment with respect to the obligations, liabilities (whether accrued, absolute, contingent or otherwise) or Indebtedness of any Person other than in the Ordinary Course;

(l)	Contract which concerns any joint venture, partnership or other Contract (however named) involving a sharing of profits, losses, costs, or liabilities by any member of the Group;

(m)	Contract relating to or creating any trust indenture, mortgage, security interest, hypothec, promissory note, bond, loan agreement or other contract for the borrowing of money or otherwise evidencing any Indebtedness of any member of the Group;

(n)	Contract relating to any individual capital expenditure to be incurred after the date of this Agreement in excess of [**] dollars ($[**]);

(o)	Contract granting to any Person a first-refusal, first-offer or similar preferential right to purchase or acquire any right, asset or property of any member of the Group;

(p)	Contract involving the acquisition or disposition of any business enterprise or line of business by any member of the Group, whether via merger, share or asset purchase or otherwise;

(q)	Contract entered into by any member of the Group involving any Governmental Authority;

(r)	Contract relating to clinical trials conducted by or on behalf of the Group, including clinical trials evaluating radioisotopes generated by the Group or its technology;

(s)	Collaboration, R&D, commercialization, or license Contract (including any sponsored research agreements) entered into by or on behalf of the Group;

(t)	Contract that contains provision(s) where a direct or indirect change in the ownership of any member of the Group might give grounds to termination;

(u)	Contract that contains any termination fee or liquidated damages provisions or other penalties;

(v)	Contract with any health fund or hospital group;

(w)	Contract concerning: (i) an FDA approved [**] product at the date of this Agreement or (ii) any product that will directly compete with the Purchaser or its Affiliates’ [**] products;

(x)	any Contract otherwise material to the Business; or

(y)	any amendment, supplement, and modification in respect of any of the foregoing, in each case, in effect as of Closing, and excluding any Contracts disclosed in Schedule 3.1.37;

1.1.129	Multi-Party Agreement” means the Multi-Party Inter-Institutional Intellectual Property Agreement among [**];

1.1.130	“Net Sales” means the ARTMS Product Net Sales and/or the Combination Product Net Sales, as applicable;

1.1.131	“Notice Period” has the meaning ascribed thereto in Section 6.8 hereof;

1.1.132	“Objection Notice” has the meaning ascribed thereto in Section 2.6.2;

1.1.133	“Options” means any and all options issued under any of the Stock Option Plans;

1.1.134	“Option Holders” means the holders of Options listed on Schedule 2.1, which Schedule is being delivered by the Corporation concurrently with the execution of this Agreement;

1.1.135	“Order” means any final and enforceable order or any judgment, injunction, decree, ruling, stipulation, award or writ of any court, tribunal, arbitrator or other Governmental Authority;

1.1.136	“Ordinary Course” means, when used in relation to the conduct of the Business, any action which is materially consistent in nature, scope and magnitude with the past practices of each member of the Group and is taken in the ordinary course of the normal day-to-day operations of such Person;

1.1.137	“Over Payment” has the meaning ascribed thereto in Section 2.7.1;

1.1.138	“Owned Intellectual Property” has the meaning ascribed thereto in Schedule 3.1.45(a);

1.1.139	“Owned Real Property” means the lands and buildings situate thereon, and all easements, licenses, rights and appurtenances relating to the foregoing, of which any member of the Group is the registered or beneficial owner;

1.1.140	“Paid-Out Creditor(s)” means [**] and any other holder(s) of Indebtedness where such Indebtedness is incurred during the Closing Period (and for greater certainty shall include the following parties holding Encumbrances listed and described in Schedule 1.1.147 of the Vendors’ Disclosure Letter):

1.1.141	“Parent” has the meaning ascribed thereto in the preamble hereof;

1.1.142	“Parties” means the Vendors, the Vendors’ Delegate and the Purchaser, and “Party” means any one of them;

1.1.143	“Pay-Out Letter(s)” has the meaning ascribed thereto in Section 2.4;

1.1.144	“Paying Agent” means Acquiom Financial LLC, a Colorado limited liability company, in its capacity as payments administrator pursuant to the Paying Agent Agreement;

1.1.145	“Paying Agent Agreement” means the payments administration agreement among certain of the Vendors, the Vendors’ Delegate and the Paying Agent to be executed at Closing;.

1.1.146	“Permits” means all permits, certificates, certificates of authorization, certificates of compliance, authorizations, consents, licenses, concessions, franchises, approvals of and registrations with any Governmental Authority or pursuant to any Laws used or held in connection with the Business;

1.1.147	“Permitted Encumbrances” means the Encumbrances listed and described in Schedule 1.1.147 of the Vendors’ Disclosure Letter and, with respect to the Real Property, any Encumbrances disclosed by registered title;

1.1.148	“Person” includes any individual, trust, trustee, executor, administrator, legal personal representative, estate, firm, partnership, joint venture, venture capital fund, joint stock company, association, body corporate, corporation, unincorporated association or organization, Governmental Authority, syndicate or other entity, whether or not having legal status;

1.1.149	“Personal Information” means information about an identifiable individual and includes any information that constitutes personal information within the meaning of one or more Laws relating to privacy;

1.1.150	“Pre-Closing Reorganization” has the meaning ascribed thereto in Section 4.13;

1.1.151	“Pre-Closing Tax Return” has the meaning ascribed thereto in Section 4.2.1;

1.1.152	“Privacy Laws” means the Personal Information Protection and Electronic Documents Act (Canada), the Personal Information Protection Act (British Columbia) and any similar Laws relating to the processing of Personal Information.

1.1.153	“Public Disclosure Record” means collectively, all of the documents which have been filed by or on behalf of the Parent with the relevant securities regulators pursuant to the requirements of applicable securities Laws, or pursuant to the ASX Listing Rules.

1.1.154	“Purchase Price” has the meaning ascribed thereto in Section 2.2 hereof;

1.1.155	“Purchased Shares” has the meaning ascribed thereto in Section 2.1;

1.1.156	“Purchaser” has the meaning ascribed thereto in the preamble hereof;

1.1.157	“Purchaser Fundamental Representations” has the meaning ascribed thereto in Section 3.4.2(a);

1.1.158	“Purchase-Money Indebtedness” means, with respect to any member of the Group, all obligations (a) consisting of the deferred purchase price of any property, conditional sale obligations, obligations under any title retention agreement and other purchase money obligations, in each case, where the maturity of such obligation does not exceed the anticipated useful life of the property, or (b) incurred to finance the acquisition of such property, including additions and improvements;

1.1.159	“R&W Costs” has the meaning ascribed thereto in Section 4.8.2;

1.1.160	“R&W Insurance Provider” means Euclid Transactional, LLC;

1.1.161	“R&W Policy” has the meaning ascribed thereto in Section 4.8;

1.1.162	“RCAs” has the meaning ascribed thereto in Section 5.9.1(g)(viii);

1.1.163	“Real Properties” means the Owned Real Properties and the Leased Real Properties;

1.1.164	“Real Property Leases” means the leases, subleases and other agreements or arrangements in the nature of a lease or right of occupancy of real property to which any member of the Group is a party, whether as lessor or lessee;

1.1.165	“Records” has the meaning ascribed thereto in Section 2.8.4(b);

1.1.166	“Registered Intellectual Property” means registered Intellectual Property owned by the Corporation, including any and all patents, patent applications, registered trademarks and trademark applications, registered copyrights and copyright applications, industrial design applications and registrations, domain names, social media accounts, and handles;

1.1.167	“Regulatory Assets” means all regulatory approvals, pending applications, dossiers, contracts, documents (including standard operating procedures), records, information and data that relate to or support the ARTMS system, together with Intellectual Property that subsist in the foregoing;

1.1.168	“Related Party” means (a) any Vendor, (b) any Affiliate of any Vendor, (c) any partner, shareholder, director, officer, trust, trustee or similar fiduciary of any Vendor or any member of the Group or any of their respective Affiliates or (d) without limiting the foregoing, any family member (including siblings, parents, siblings-in-law, parents-in-law, son/daughter-in-law, spouse, niece, nephew, cousin, descendant or other family relation) of any Vendor;

1.1.169	“Release” means any release, spill, emission, leaking, pumping, pouring, emptying, escape, injection, deposit, disposal, discharge, dispersal, dumping, leaching or migration in the Environment, including the movement through or in the air (indoor or outdoor), soil surface water, ground water, or other Environmental media;

1.1.170	“Representatives” means, with respect to any Person, the Affiliates, officers, directors, Employees and agents of such Person;

1.1.171	“Requisite Vendors” means [**];

1.1.172	“Response Period” has the meaning ascribed thereto in Section 6.6;

1.1.173	“Royalties” has the meaning ascribed thereto in Section 2.8.1(b);

1.1.174	“Royalty Pay Date” has the meaning ascribed thereto in Section 2.8.1(f);

1.1.175	“Royalty Period” has the meaning ascribed thereto in Schedule 2.8.1(B);

1.1.176	“Royalty Report Delivery Date” has the meaning ascribed thereto in Section 2.8.3;

1.1.177	“Sellers” means the Purchaser, its Affiliates (including the Group after the Closing Date), together with any of their respective sublicensees, distributors and resellers thereof;

1.1.178	“Shareholders Agreement” means the Second Amended and Restated Voting Agreement dated May 8, 2020, as amended, restated or superseded, from time to time;

1.1.179	“Shareholders Resolution” means the shareholders resolution of the Corporation dated on or about the date hereof, authorizing, among other things, the transactions contemplated by this Agreement;

1.1.180	“Software” means all computer software programs and databases (and all derivative works, foreign language versions, enhancements, versions, releases, fixes, upgrades, and updates thereto), developed or used by any member of the Group to operate the Business, excluding commercially available off-the-shelf software and including software compilations, development tools, compilers, comments, user interfaces, menus, buttons and icons, application programming interfaces, files, data scripts, architecture, algorithms, higher level or “proprietary” languages and all related programming and user documentation, whether in source code, object code or human readable form, and manuals, design notes, programmers’ notes and other items and documentation related to or associated with any of the foregoing and all media and other tangible property necessary for the delivery or transfer thereof;

1.1.181	“Specific Tax Indemnity” has the meaning ascribed thereto in Section 6.1.2(f)

1.1.182	“SRS Engagement Letter” means that certain engagement letter to be entered into by and among Shareholder Representative Services LLC and certain of the Vendors on or about the date hereof.

1.1.183	“Stock Option Plans” means the amended and restated stock option plan of the Corporation dated May 8, 2020;

1.1.184	“Straddle Period” means any period that begins prior to the Closing Date and ends after the Closing Date;

1.1.185	“Subsidiary” means with respect to a specified Person, any corporation, partnership, limited liability company, limited liability partnership, joint venture, or other legal entity of which the specified Person (either alone and/or through and/or together with any other Subsidiary) owns, directly or indirectly, more than fifty percent (50%) of the voting stock or other equity or partnership interests the holders of which are generally entitled to vote for the election of the board of directors or other governing body, of such legal entity or of which the specified Person controls the management;

1.1.186	“Target Working Capital” means $[**];

1.1.187	“Tax” and “Taxes” means any taxes, duties, fees, premiums, assessments, imposts, levies and other charges of any kind whatsoever and wheresoever imposed by any Tax Authority, including all interest, penalties, fines, additions to tax or other additional amounts imposed by any Tax Authority in respect thereof, and including those levied on, or measured by, or referred to as, income, gross receipts, profits, capital, transfer, land transfer, sales, goods and services, harmonized sales, use, local, value-added, excise, stamp, withholding, business, franchising, property, development, occupancy, employer health, payroll, employment, health, social services, education and social security taxes, all surtaxes, all customs duties and import and export taxes, countervail and anti-dumping, all license agreements, franchise and registration fees and all employment insurance, health insurance, Governmental Authority pension plan premiums or contributions;

1.1.188	“Tax Act” means the Income Tax Act (Canada);

1.1.189	“Tax Authority” means any national, state, local, provincial, territorial or other Governmental Authority responsible for the administration, implementation, assessment, determination, enforcement, compliance, collection or other imposition of any Taxes;

1.1.190	“Tax Claim” has the meaning ascribed thereto in Section 6.9;

1.1.191	“Tax Indemnity” has the meaning ascribed thereto in Section 6.1.2(e);

1.1.192	“Tax Liability Limit” means $[**].

1.1.193	“Tax Returns” means any and all returns, reports, declarations, statements, information, estimates, rebates or credits, elections, designations, schedules, filings, notices, forms or other documents (including any related or supporting information) relating to Taxes filed or required to be filed by any Tax Authority or pursuant to any Law relating to Taxes or in fact filed with any Tax Authority, including all information returns, Claims for refund, amended returns, declarations of estimated Taxes, and requests for extensions of time to file any of the preceding items and all amendments, attachments or supplement thereto, whether in tangible or electronic form;

1.1.194	“Telix Shares” means fully paid ordinary shares in the share capital of the Parent;

1.1.195	“Third Party Claim” means any Claim asserted against an Indemnified Party or any member of the Group, that is paid or payable to, or claimed by, any Person who is not a Party or an Affiliate of a Party;

1.1.196	“Third Party Consents” means all consents, approvals, notices, Orders, rulings, authorizations, acknowledgements, registrations, declarations, filings, submissions of information, waivers, sanctions, licenses, exemptions or Permits (including the Environmental Authorizations) necessary or otherwise required from any Governmental Authority or Person or pursuant to any Law in order to consummate the transactions contemplated by this Agreement or any Closing Document;

1.1.197	“Threatened” a Claim or other matter will be deemed to have been “Threatened” if any demand or statement has been made orally or in writing or any notice has been given in writing that would lead to a prudent Person to conclude that such a Claim or matter is likely to be asserted, commenced, taken or otherwise pursued in the future;

1.1.198	“Transaction Expenses” means, to the extent not already considered as Current Liabilities in the calculation of the Estimated Purchase Price or of the Purchase Price and to the extent not already paid by the Group or by the Vendors, (a) the legal, financial advisory and accounting costs and expenses incurred by or on behalf of any member of the Group in connection with the consummation of the transactions provided herein, including the preparation, execution and delivery of this Agreement and the Closing Documents, (b) fifty percent (50%) of the premium and related underwriting fees respect of the R&W Policy, (c) transaction-related payments or bonuses (including incentive compensation, Option awards, change of control, retention or similar payments) or termination pay or severance which become due or are otherwise required to be paid upon, in connection with, or as a result of, in whole or in part, the consummation of the transactions contemplated by this Agreement and (d) the employer portion of payroll or employment Taxes, if any, due in connection with the amounts payable in connection with the transactions contemplated by this Agreement, the amounts described in the immediately preceding clause (c), or the forgiveness of any loans or other obligations owed by any Vendor or Employees in connection with the transactions contemplated by this Agreement; (e) any fees and expenses incurred by the Group (or by Vendors, to the extent payable by the Group) in connection with obtaining waivers, consents or approvals of any Governmental Authority or third parties on behalf of the Group in connection with the consummation of the transactions contemplated hereby; and (f) fifty percent (50%) of any fees and expenses associated with the Escrow Agreement;

1.1.199	“Transaction Personal Information” means Personal Information in the possession, custody or control of the Vendors or the Corporation, including Personal Information about the Employees, contractors, suppliers, customers, directors, officers or shareholders that is or will be (a) disclosed to the Purchaser prior to the Closing Date by the Vendors or the Corporation, or (b) collected by the Purchaser prior to the Closing Date from the Vendors or the Corporation, in either case in connection with the transactions contemplated hereby;

1.1.200	“Under Payment” has the meaning ascribed thereto to in Section 2.7.3;

1.1.201	“US” means the United States of America and its territories;

1.1.202	“US GAAP” means generally accepted accounting principles in the United States, including standards and interpretation issued or adopted by the Financial Accounting Standards Board;

1.1.203	“Validation” has the meaning ascribed thereto in Section 4.1.3(a);

1.1.204	“Vendors” has the meaning ascribed thereto in the preamble hereof;

1.1.205	“Vendors’ Delegate” has the meaning ascribed thereto in the preamble hereof;

1.1.206	“Vendors’ Disclosure Letter” means the disclosure letter delivered by the Vendors in accordance with this Agreement;

1.1.207	“Vendors’ Disclosure Letter Update” has the meaning ascribed thereto in Section 5.7.2;

1.1.208	“Vendors’ Fundamental Representations” has the meaning ascribed thereto in Section 3.4.1(a);

1.1.209	“Warrants” means any and all warrants to purchase shares in the capital of the Corporation;

1.1.210	“Warrant Holders” means the holders of Warrants listed on Schedule 2.1, which Schedule is being delivered by the Corporation concurrently with the execution of this Agreement;

1.1.211	“Working Capital” means an amount calculated in accordance with the accounting principles provided for in Schedule 2.3, which shall be delivered by the Parties concurrently with the execution of this Agreement (which may be positive or negative) equal to: (i) the aggregate Current Assets of the Group, minus (ii) the aggregate Current Liabilities of the Group, provided, however, that any item that is included in the calculation of Indebtedness or Transaction Expenses and any adjustment for Cash in the Closing Calculations, for the purposes of this Agreement, shall be excluded from the determination of Working Capital. For purposes of this calculation the Parties confirm that: (a) such calculation will include any deferred revenue liabilities related to advance billings, (b) all Employee and Consultant outstanding payments, leave, Taxes, pensions, bonus, share rights and other benefits or government payments accrued prior to Closing will be paid in the normal course by the Corporation prior to Closing, unless adjusted for as a Current Liability by agreement of the Parties (other than the Vendors’ Delegate) at Closing as part of the Working Capital calculation and (c) the Stock Option Plans and all vested or unvested grants of options for to the Corporation’s Employees and Consultants in existence prior to Closing, will be terminated and paid out by the Corporation as a condition of Closing, unless adjusted for as a Current Liability by agreement of the Parties (other than the Vendors’ Delegate) at Closing as part of the Working Capital calculation; and

1.1.212	“Year End Financial Statements” means the consolidated financial statements of the Corporation for the years ended December 31, 2022, December 31, 2021 and December 31, 2020, in each case consisting of a balance sheet and the accompanying statement of income and retained earnings, statement of cash flows for the years then ended and notes to the financial statements together with the independent auditors’ report of the independent practitioner thereon.

SCHEDULE 2.8.1(A)

EARN-OUT PAYMENTS

During the Earn-Out Payment Period, the Vendors will be eligible for an Earn-Out Payment on first time achievement basis, calculated on the basis of the following Earn-Out Milestones achieved during the Earn-Out Payment Period:

1.	[**] US dollars (US$[**]) upon [**];

2.	[**] US dollars (US$[**]) upon [**];

3.	[**] US dollars (US$[**]) upon [**];

4.	[**] US dollars (US$[**]) upon achieving [**] US dollars (US$[**]) cumulative Net Sales from consumable Net Sales for the production of [**] (which, for the avoidance of doubt, will include QUANTM Target Net Sales from each of Validation and commercial sales);

5.	[**] US dollars (US$[**]) upon achieving [**] US dollars (US$[**]) cumulative annual Net Sales from sales of ARTMS Products and consumables for the production of [**] (which, for the avoidance of doubt, will include QUANTM Target Net Sales from each of Validation and commercial sales); and

6.	[**] US dollars (US$[**]) upon achieving [**] US dollars (US$[**]) cumulative total Net Sales from ARTMS Products, inclusive of QIS installations, processing systems, QUANTM targets and consumable Net Sales,

(each of the foregoing is referred to, together or separately, as the “Earn-Out Milestones”).

SCHEDULE 2.8.1(B)

ROYALTIES

During the periods set out below (the “Royalty Period”), the Vendors will receive (and the Purchaser or its Affiliates shall pay or cause to be paid the Vendors) the following Royalties for sales as follows:

A. ARTMS Product and related services sales

Percentage	Sold by	Territory	Term
[**]% of Net Sales of ARTMS Products and related services	Telix and any other Sellers	Worldwide	From the Closing Date to the date which is three (3) years from the Closing Date

B. Illuccix-related commercial product sales, prepared using ARTMS Products

Percentage	Sold by	Territory	Illuccix Term
[**]% of Net Sales of Illuccix commercial product doses sold in the US which are prepared using any ARTMS Products	Telix and any other Sellers	US	For a period of two (2) years from the date of the amendment to the Telix US Illuccix product NDA expressly including the particular ARTMS Product(s)
[**]% of Net Sales for any Telix Illuccix commercial product sold ex-US which are prepared using any ARTMS Products	Telix and any other Sellers	Ex-US	For a period of two (2) years from the approval or the amendment of the Telix Illuccix product approval in the relevant country to expressly include the particular ARTMS Product(s)

C. 89Zr-girentuximab (TLX250-Cdx) related US commercial product sales prepared using ARTMS Products

The Purchaser or its Affiliates will pay or cause to be paid a Royalty on US sales made by a Seller to any third party customers (including radiopharmacy networks) of 89Zr-girentuximab product (TLX250-Cdx) prepared using any ARTMS Products, for a period of three (3) years, commencing on the date of the first sale following regulatory approval of the particular ARTMS Product(s) being expressly included in Telix’s US BLA for TLXx250-Cdx (the “TLX 250-Cdx Term”):

Year 1 during the TLX 250-Cdx Term	[**]% of Net Sales
Year 2 during the TLX 250-Cdx Term	[**]% of Net Sales
Year 3 during the TLX 250-Cdx Term	[**]% of Net Sales

(each of the foregoing is referred to, together or separately, as the “Royalties”).

For the purposes of this Schedule, “Year” means the calendar year beginning January 1, after regulatory period.

For the avoidance of doubt, the Purchaser or its Affiliates agrees to ensure fair-market value and reasonable relative contribution is apportioned to the ARTMS Products to the extent that ARTMS Products are included in Telix Combination Product deals or sales in accordance with the following:

In apportioning relative contribution to the ARTMS Products included in Telix Combination Product deals or sales, the dollar amount attributed thereto will be the greater of: (i) the fair market value and (ii) the Minimum Value.

“Minimum Value” shall mean [**] dollars ($[**]) per dose for [**]-based products and [**] dollars ($[**]) per dose for [**] and [**]-based products.

For the avoidance of doubt, in no event, will the dollar amount attributed to the ARTMS Products be less than the Minimum Value.

In no event shall Royalties be payable after that date which is ten (10) years from the Closing Date.

If requested by the Vendors before Closing, the Parties will agree to amend this Schedule to provide that the maximum period during which any Royalties will payable under this Schedule shall be five (5) years.